FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER31, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 & 2008

(Thousands of Mexican Pesos)

Audited Information

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	174,300,737	100	132,895,486	100

s02	CURRENT ASSETS	38,184,302	22	35,454,723	27
s03	CASH AND SHORT-TERM INVESTMENTS	10,699,224	6	7,510,575	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	19,157,882	11	16,425,450	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,305,042	3	6,012,993	5
s06	INVENTORIES	675,859	0	1,977,136	1
s07	OTHER CURRENT ASSETS	2,346,295	1	3,528,569	3
s08	LONG - TERM	16,766,564	10	5,714,639	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	16,764,321	10	5,712,877	4
s11	OTHER INVESTMENTS	2,243	0	1,762	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	80,123,766	46	58,634,225	44
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	211,462,978	121	153,218,315	115
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	137,517,337	79	100,548,419	76
s17	CONSTRUCTIONS IN PROGRESS	6,178,125	4	5,964,329	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	28,956,053	17	22,689,961	17
s19	OTHER ASSETS	10,270,052	6	10,401,938	8

s20	TOTAL LIABILITIES	74,815,765	100	52,770,236	100

s21	CURRENT LIABILITIES	38,439,607	51	37,337,854	71
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	7,667,266	10	9,227,645	17
s24	STOCK MARKET LOANS	5,000,000	7	5,500,000	10
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	468,842	1	833,487	2
s26	OTHER CURRENT LIABILITIES	25,303,499	34	21,776,722	41
s27	LONG - TERM LIABILITIES	21,310,434	28	10,894,623	21
s28	BANK LOANS	11,310,434	15	10,894,623	21
s29	STOCK MARKET LOANS	10,000,000	13	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	4,991,473	7	0	0
s32	OTHER NON CURRENT LIABILITIES	10,074,251	13	4,537,759	9

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	99,484,972	100	80,125,250	100

s34	NON-CONTROLLING INTEREST	3,748,805	4	2,329,458	3
s35	CONTROLLING INTEREST	95,736,167	96	77,795,792	97
s36	CONTRIBUTED CAPITAL	55,015,542	55	55,210,710	69
s79	CAPITAL STOCK (NOMINAL)	16,977,642	17	17,429,100	22
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	38	37,781,610	47
s41	CAPITAL INCREASE (DECREASE)	40,720,625	41	22,585,082	28
s42	RETAINED EARNINGS AND CAPITAL RESERVE	20,320,108	20	8,832,992	11
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	20,400,517	21	13,752,090	17
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	10,699,224	100	7,510,575	100
s46	CASH	1,306,458	12	1,654,134	22
s47	SHORT-TERM INVESTMENTS	9,392,766	88	5,856,441	78

s07	OTHER CURRENT ASSETS	2,346,295	100	3,528,569	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	1,025,013	29
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,346,295	100	2,503,556	71

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	28,956,053	100	22,689,961	100
s48	AMORTIZED OR REDEEMED EXPENSES	12,510,785	43	4,681,148	21
s49	GOODWILL	14,399,481	50	16,485,792	73
s51	OTHERS	2,045,787	7	1,523,021	7

s19	OTHER ASSETS	10,270,052	100	10,401,938	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,098,449	59	6,378,276	61
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,171,603	41	4,023,662	39

s21	CURRENT LIABILITIES	38,439,607	100	37,337,854	100
s52	FOREIGN CURRENCY LIABILITIES	29,706,139	77	30,517,489	82
s53	MEXICAN PESOS LIABILITIES	8,733,468	23	6,820,365	18

s26	OTHER CURRENT LIABITIES	25,303,499	100	21,776,722	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,094,222	4	0	0
s89	INTEREST LIABILITIES	274,412	1	236,607	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	22,412,560	89	20,322,042	93
s105	BENEFITS FOR EMPLOYEES	1,522,305	6	1,218,073	6

s27	LONG-TERM LIABILITIES	21,310,434	100	10,894,623	100
s59	FOREIGN CURRENCY LIABILITIES	11,310,434	53	10,894,623	100
s60	MEXICAN PESOS LIABILITIES	10,000,000	47	0	0

s31	DEFERRED LIABILITIES	4,991,473	100	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	4,991,473	100	0	0

s32	OTHER NON CURRENT LIABILITIES	10,074,251	100	4,537,759	100
s66	DEFERRED TAXES	7,374,225	73	2,246,899	50
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,700,026	27	2,290,860	50
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	16,977,642	100	17,429,100	100
s37	CAPITAL STOCK (NOMINAL)	147,401	1	149,927	1
s38	RESTATEMENT OF CAPITAL STOCK	16,830,241	99	17,279,173	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	20,320,108	100	8,832,992	100
s93	LEGAL RESERVE	276,774	1	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,938,833	54	3,297,516	37
s45	NET INCOME FOR THE YEAR	9,104,501	45	5,535,476	63

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	20,400,517	100	13,752,090	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	28,334,052	139	15,928,901	116
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	(7,933,535)	(39)	(2,176,811)	(16)
s100	OTHERS	0	0	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(255,305)	(1,883,131)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	21,315	24,575
s76	WORKERS (*)	3,454	3,585
s77	OUTSTANDING SHARES (*)	18,014,351,560	18,323,039,060
s78	REPURCHASE OF OWN SHARER(*)	308,687,500	622,267,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	92,540,085	100	76,004,741	100
r02	COST OF SALES AND SERVICES	59,947,320	65	47,940,406	63
r03	GROSS INCOME	32,592,765	35	28,064,335	37
r04	OPERATING EXPENSES	21,540,979	23	19,141,283	25
r05	OPERATING INCOME	11,051,786	12	8,923,052	12
r08	OTHER EXPENSES AND INCOMES (NET)	(47,972)	(0)	(102,434)	(0)
r06	COMPREHENSIVE FINANCING COST	1,092,169	1	(2,120,876)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	1,889,386	2	190,519	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	13,985,369	15	6,890,261	9
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,422,481	5	1,259,333	2
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	9,562,888	10	5,630,928	7
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	9,562,888	10	5,630,928	7
r19	NET INCOME OF NON-CONTROLLING INTEREST	458,387	0	95,452	0
r20	NET INCOME OF CONTROLLING INTEREST	9,104,501	10	5,535,476	7

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	92,540,085	100	76,004,741	100
r21	DOMESTIC	6,038,216	7	7,373,594	10
r22	FOREIGN	86,501,869	93	68,631,147	90
r23	TRANSLATION INTO DOLLARS (***)	6,364,046	7	5,069,407	7

r08	OTHER EXPENSES AND INCOMES (NET)	(47,972)	100	(102,434)	100
r49	OTHER EXPENSES AND INCOMES (NET)	(3,117)	6	(46,700)	46
r34	EMPLOYEE PROFIT SHARING	45,685	(95)	54,707	(53)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(830)	2	1,027	(1)

r06	COMPREHENSIVE FINANCING COST	1,092,169	100	(2,120,876)	100
r24	INTEREST EXPENSE	2,365,641	217	1,508,463	(71)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,085,044	99	1,265,849	(60)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,372,766	217	(1,878,262)	89
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,422,481	100	1,259,333	100
r32	INCOME TAX	3,359,274	76	445,502	35
r33	DEFERRED INCOME TAX	1,063,207	24	813,831	65

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	92,540,085	76,004,741
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	92,540,085	76,004,741
r39	OPERATING INCOME (**)	11,051,786	8,923,052
r40	NET INCOME OF CONTROLLING INTEREST (**)	9,104,501	5,535,476
r41	NET INCOME (**)	9,562,888	5,630,928
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	9,406,928	7,247,610

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER01 TO DECEMBER 31, 2009-

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	25,722,594	100	19,471,847	100
rt02	COST OF SALES AND SERVICES	16,422,171	64	12,462,104	64
rt03	GROSS INCOME	9,300,423	36	7,009,743	36
rt04	OPERATING EXPENSES	6,263,186	24	5,010,344	26
rt05	OPERATING INCOME	3,037,237	12	1,999,399	10
rt08	OTHER EXPENSES AND INCOMES (NET)	22,371	0	21,531	0
rt06	COMPREHENSIVE FINANCING COST	(457,782)	(2)	(1,382,472)	(7)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	774,354	3	(246,964)	(1)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	3,376,180	13	391,494	2
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,291,575	5	(844,522)	(4)
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	2,084,605	8	1,236,016	6
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	2,084,605	8	1,236,016	6
rt19	NET INCOME OF NON-CONTROLLING INTEREST	105,038	0	(16,231)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	1,979,567	8	1,252,247	6

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	25,722,594	100	19,471,847	100
rt21	DOMESTIC	1,045,018	4	1,723,237	9
rt22	FOREIGN	24,677,576	96	17,748,610	91
rt23	TRANSLATION INTO DOLLARS (***)	1,815,559	7	1,310,993	7

rt08	OTHER REVENUES AND (EXPENSES), NET	22,371	100	21,531	100
rt49	OTHER REVENUES AND (EXPENSES), NET	12,842	57	19,794	92
rt34	EMPLOYEE PROFIT SHARING	26,867	120	33,882	157
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(36,396)	(163)	(35,619)	(165)

rt06	COMPREHENSIVE FINANCING COST	(457,782)	100	(1,382,472)	100
rt24	INTEREST EXPENSE	699,718	(153)	561,302	(41)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	323,418	(71)	199,013	(14)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(81,482)	18	(1,020,183)	74
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,291,575	100	(844,522)	100
rt32	INCOME TAX	402,132	31	(272,247)	32
rt33	DEFERRED INCOME TAX	889,443	69	(572,275)	68

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	2,695,314	1,877,496

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
D
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.51		$0.30
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.51		$0.30
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.31		$4.25
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.17		$0.15
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.18	times	1.86	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	22.75	times	26.37	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	10.33		7.41
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	9.61		7.03
p03	NET INCOME TO TOTAL ASSETS ( **)	5.49		4.24
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	55.97		43.11
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.53	times	0.57	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.15	times	1.30	times
p08	INVENTORIES ROTATION (**)	88.70	times	24.25	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65.00	days	68.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.96		5.89
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.92		39.71
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.75	times	0.66	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.82		78.48
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	26.60		18.58
p15	OPERATING INCOME TO INTEREST PAID	4.67	times	5.92	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.24	times	1.44	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.99	times	0.95	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.98	times	0.90	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.51	times	0.67	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.83		20.12
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	13,985,369	6,890,261
e02	+(-) ITEMS NOT REQUIRING CASH	(2,527,546)	3,337,858
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	9,636,902	8,777,086
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,365,641	1,508,463
e05	CASH FLOWS BEFORE INCOME TAX	23,460,366	20,513,668
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,735,558)	(9,519,394)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	19,724,808	10,994,274
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(18,669,030)	(18,889,204)
e09	FINANCING ACTIVITIES	1,055,778	(7,894,930)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	873,421	(1,862,298)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,929,199	(9,757,228)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	1,259,450	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	7,510,575	17,267,803
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	10,699,224	7,510,575

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Audited Information

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	(2,527,546)	3,337,858
e15	+ESTIMATES FOR THE PERIOD	0	2,702,855
e16	+PROVISIONS FOR THE PERIOD	0	418,594
e17	+(-) OTHER UNREALIZED ITEMS	(2,527,546)	216,409

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	9,636,902	8,777,086
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	11,526,288	8,967,605
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(1,889,386)	(190,519)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,365,641	1,508,463
e25	+ACCRUED INTERESTS	2,365,641	1,508,463
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,735,558)	(9,519,394)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	84,757	(4,351,954)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	1,006,697	(721,979)
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	1,791,488	(895,893)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(747,500)	1,191,519
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,441,721)	(2,366,460)
e32	+(-) INCOME TAXES PAID OR RETURNED	(3,429,279)	(2,374,627)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(18,669,030)	(18,889,204)
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(15,818,370)	(18,072,000)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(2,369,349)	(817,204)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(481,311)	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	873,421	(1,862,298)
e45	+ BANK FINANCING	6,835,661	12,629,467
e46	+ STOCK MARKET FINANCING	21,030,000	0
e47	+ OTHER FINANCING	227,643	308,627
e48	(-) BANK FINANCING AMORTIZATION	(9,805,907)	(6,488,279)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(10,130,000)	0
e50	(-) OTHER FINANCING AMORTIZATION	(261,083)	(95,665)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(3,021,955)	(2,937,285)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,976,135)	(1,033,861)
e56	+ REPURCHASE OF SHARES	(2,489,900)	(4,245,302)
e57	+(-) OTHER ITEMS	465,097	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Audited Information

Final printing

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CONCEPTS	CONTRIBUTED CAPITAL		EARNED CAPITAL					MINORITY INVESTMENT	STOCKHOLDERS EQUITY
	CAPITAL STOCK	PREMIUM ON ISSUANCE OF SHARES	ACCUMULATED (LOSSES) EARNINGS OR		ACCUMULATED COMPREHENSIVE RESULT	MAJORITY INTEREST
			RESERVES	EARNINGS (LOSSES) TO APPLY	RETAM AND ISR DEFERRED	OTHER COMPREHENSIVE RESULT
BALANCE AT 31 DECEMBER OF 2007	17,828,563	-	-	57,981,131	-	7,082,661	82,892,355	2,641,901	85,534,256

RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME				- 2,048,626		2,048,626
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	-	-	-	5,535,476	-	-	5,535,476	95,452	5,630,928
CONSTITUTION OF RESERVES	-	-	-	-	-	-	-	-	-
DECREED DIVIDENDS	-	-	-	- 2,786,482	-	-	- 2,786,482	- 195,208	- 2,981,690
(DECREASE) INCREASE CAPITAL	-	-	-	-	-	-	-	-	-
REPURCHASE OF SHARES	- 655,753	-	-	- 3,589,549	-	-	- 4,245,302	-	- 4,245,302
RESERVE FOR THE ACQUISITION OF SHARES	-	-	-	-	-	-	-	-	-
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	-	-	-	-	-	-	-	-	-
(DECREASE) INCREASE IN MINORITY INVESTMENT	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME (*)						- 3,600,255		- 212,687	- 3,812,942

BALANCE AT 31 DECEMBER OF 2008	17,172,810	-	-	55,091,950	-	5,531,032	77,795,792	2,329,458	80,125,250

APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	-	-	-	9,104,501	-	-	9,104,501	458,387	9,562,888
CONSTITUTION OF RESERVES	-	-	-	-	-	-	-	-	-
DECREED DIVIDENDS	-	-	-	- 3,098,073	-	-	- 3,098,073	- 52,291	- 3,150,364
(DECREASE) INCREASE CAPITAL	-	-	-	- 445,638	-	-	- 445,638	-	- 445,638
REPURCHASE OF SHARES	- 195,168	-	-	- 2,294,732	-	-	- 2,489,900	-	- 2,489,900
RESERVE FOR THE ACQUISITION OF SHARES	-	-	-	-	-	-	-	-	-
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	-	-	-	-	-	-	-	-	-
(DECREASE) INCREASE IN MINORITY INVESTMENT	-	-	-	-	-	-	-	221,011	221,011
COMPREHENSIVE INCOME (*)	-	-	-	-	-	14,869,485	14,869,485	792,240	15,661,725

BALANCE AT 31 DECEMBER OF 2009	16,977,642	-	-	58,358,008	-	20,400,517	95,736,167	3,748,805	99,484,972

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Audited Information

Consolidated

Final printing

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Highlights

Fourth quarter 2009

Consolidated relevant figures

➢      Fourth quarter 2009 consolidated revenues were the equivalent of 25.722 billion pesos, a 32.1% increase compared with the same period a year earlier and a 5.4% increase compared with the previous quarter. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 7.2% in Brazil, 12.8% in Colombia, 14.2% in Argentina, 24.9% in Chile and 5.3% in Peru.

➢      At the end of the quarter, there were 18.5 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 21.8% increase compared with the end of 2008, and a 2.4% increase with respect to the previous quarter.

➢      In particular, our operations in Brazil accounted for 14.5 million RGUs, representing a 22.7% increase compared with the end of the fourth quarter 2008 and a 2.1% increase compared with the third quarter 2009. Colombia ended the fourth quarter of 2009 with 2.7 million RGUs, representing a 6.2% increase compared with December 2008 and 0.6% with respect to the third quarter of 2009. The rest of the countries closed the fourth quarter of 2009 with a 63.4% increase in RGUs compared with the year-end 2008 and a 10.9% increase compared with the previous quarter.

➢      Consolidated EBITDA(1) for the quarter totaled 6.371 billion pesos, a 47.3% increase compared with the same period of the previous year and a 1.4% increase compared with the previous quarter. Based on local accounting principles and exchange rates of each country, EBITDA increases were 20.8% in Brazil, 186.0% in Colombia, 394.3% in Argentina, 146.6% in Chile and 89.4% in Peru.

➢      Fourth quarter 2009 operating income totaled 3.037 billion pesos, a 51.9% increase compared with the same period of the previous year.

➢      Fourth quarter 2009 consolidated majority net income was 1.980 billion pesos, a 58.1% increase compared with the year-earlier period.

➢      Fourth quarter 2009 EBITDA and operating income margins were up 24.8% and 11.8% respectively, compared with 22.2% and 10.3% for the same period a year earlier.

➢      At the end of 2009, revenues totaled 92.540 billion pesos and EBITDA equaled 22.578 billion pesos, representing a 21.8% and 26.2% increase compared with the year-end 2008, respectively. Majority net income was 9.105 billion pesos, or a 64.5% increase compared with the end of the fourth quarter of 2008.

➢      At the end of 2009, total consolidated debt was the equivalent of 2.602 billion dollars. Of total debt, 37% was dollar denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 528 million dollars, or 54.6% of the dollar denominated debt. Net debt (3) was the equivalent of 1.783 billion dollars.

➢      On December 4th, 2009, Telmex Internacional S.A.B. de C.V. issued its second Domestic Senior Notes in Mexico as authorized by the CNVB (Comisión Nacional Bancaria y de Valores) through the company’s debt program for an amount equal to 5 billion pesos. The maturity of these Domestic Senior Notes is 5 years, and the interest rate is 28-day TIIE (Mexican interbank equilibrium interest rate) plus 150 basis points. Interest payments are made every 28 days. The national rating for this issue given by Standard and Poor’s and Fitch were “mxAA” and  “AA”, respectively.

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

Relevant announcement

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced its intention to launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by América Móvil. The exchange ratio will be 2.0474 to 1, so that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each Telecom share.

If Telecom´s shareholders tender all of their shares, América Móvil would beneficially own 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”).

América Móvil also announced that it will launch an exchange offer or purchase of all of the Telmex Internacional’s shares that are not owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of América Móvil per each Telmex Internacional’s share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, after completion of the aforementioned processes, a sufficient number of shares are obtained, América Móvil has the intention to delist both Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

The tender offers are subject to several relevant authorizations.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Consolidated Results

Revenues: For the quarter, consolidated revenues totaled 25.722 billion pesos, an increase of 32.1% compared with the same period of the previous year and a 5.4% increase compared with the previous quarter. These results reflect increases of a 52.4% in local services revenues, 49.0% in Internet access revenues, 39.5% in corporate network revenues, 67.5% in pay TV revenues, and 30.3% in domestic long distance revenues as well as 6.6% in international long distance revenues.

Costs and Expenses: Fourth quarter, cost and expenses totaled 22.685 billion pesos, a 29.8% increase compared with the same period last year. This increase can be explained as follows: a gain in customers in Brazil, Colombia, Chile, Argentina and Peru; an increase in interconnection costs for mobile termination as well as content, depreciation and amortization costs, particularly in Brazil, related to strong growth in the local telephony and data businesses; finally, an increase in content costs associated with more pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: For the October-December 2009 period, EBITDA (1) totaled 6.371 billion pesos, a 47.3% increase compared with the same period a year earlier and a 1.4% increase compared with the previous quarter, with margin of 24.8%. Operating income totaled 3.037 billion pesos with a margin of 11.8%.

Financing cost: Fourth quarter financing cost was 458 million pesos, or a 66.9% decrease compared with the year-ago quarter, resulting from a diminishing exchange rate loss.

Majority net income: For the October-December 2009 period, majority net income totaled 1.980 billion pesos, a 58.1% increase compared with the same period of the previous year, generating earnings per share equal to 11 Mexican cents, a 57.1% increase compared with the year-ago period. Earnings per ADR (2) were 17 U.S. cents, a 70.0% increase compared with the same period in 2008.

Investments: For the twelve months, accumulated investments totaled the equivalent of 1.1638 billion dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the quarter, 562.8 million pesos were used to repurchase 56.6 million shares of the Company.

Debt: At the end of 2009, total debt was the equivalent of 2.602 billion dollars of which 37% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, as of December 31, 2009, hedges were in place for the equivalent of 528 million dollars, or 54.6% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.783 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Local	Ps.	4,452	Ps.	2,921	52.4	Ps.	15,255	Ps.	10,594	44.0
Domestic long distance		8,929		6,854	30.3		31,514		28,299	11.4
International long distance		888		833	6.6		3,362		3,294	2.1
Corporate networks		6,120		4,386	39.5		21,744		16,757	29.8
Internet		2,267		1,521	49.0		8,018		5,496	45.9
Cable TV		1,623		969	67.5		5,355		3,203	67.2
Others		1,443		1,988	(27.4)		7,292		8,362	(12.8)
Total		25,722		19,472	32.1		92,540		76,005	21.8

Costs and Expenses
Cost of sales and services		4,381		3,235	35.4		15,695		12,048	30.3
Commercial, administrative and general		6,264		5,010	25.0		21,541		19,141	12.5
Transport and interconnection		8,706		6,901	26.2		32,726		26,925	21.5
Depreciation and amortization		3,334		2,327	43.3		11,526		8,968	28.5
Total		22,685		17,473	29.8		81,488		67,082	21.5

Operating income		3,037		1,999	51.9		11,052		8,923	23.9

Other (revenues) and expenses, net		(23)		(22.00)	4.5		48		103.00	(53.4)

Financing cost
Net interest		376		362	3.9		1,281		243	427.2
Exchange loss (gain), net		82		1,020	(92.0)		(2,373)		1,878	NA
Total		458		1,382	(66.9)		(1,092)		2,121	NA

Equity in results of affiliates		774		(247)	NA		1,889		191	889.0

Income before income tax		3,376		392	761.2		13,985		6,890	103.0

Income tax		1,291		(844)	NA		4,422		1,259	251.2

Income before equity in minority interest		2,085		1,236	68.7		9,563		5,631	69.8

Minority interest		(105)		16	NA		(458)		(96)	377.1

Majority net income	Ps.	1,980	Ps.	1,252	58.1	Ps.	9,105	Ps.	5,535	64.5

EBITDA (1)	Ps.	6,371	Ps.	4,326	47.3	Ps.	22,578	Ps.	17,891	26.2

EBITDA margin (%)		24.8		22.2	2.6		24.4		23.5	0.9
Operating margin (%)		11.8		10.3	1.5		11.9		11.7	0.2

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		December 31,		December 31,
		2009		2008
Assets
Cash and short-term investments	Ps.	10,699	Ps.	7,511
Other current assets		27,485		27,369
Plant, property and equipment, net		80,124		58,479
Other assets		28,247		15,965
Goodwill		21,647		16,486
Deferred taxes		6,098		5,704

Total assets	Ps.	174,300	Ps.	131,514

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	12,667	Ps.	14,728
Other current liabilities		30,764		23,481
Long-term debt		21,310		10,895
Employee benefits		2,700		2,285
Deferred taxes		7,374		-

Total liabilities		74,815		51,389
Stockholders' equity
Majority stockholders' equity		95,736		77,796
Minority interest		3,749		2,329
Total stockholders’ equity		99,485		80,125
Total liabilities and stockholders’ equity	Ps.	174,300	Ps.	131,514

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex International.

Brazil

For the fourth quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and data services have increased by 21.7% and 13.2% respectively, compared with the same period a year earlier. This growth has allowed the company to reduce its dependency on long distance revenues given that now 54.1% of total revenues originate from the following services: local access, data, television Via Embratel, and other services.

Local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology (CDMA), coaxial cable (HFC), WiMax (3.5Gbps) and ADSL. Similarly, data services have also increased as a result of service integration strategies.

At the end of 2009, Net Serviços offered the Net Fone service to 2.6 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.8 million home passed and is 79% bidirectional. This network covers approximately 3.7 million pay TV customers and has 2.9 million local and broadband access customers.

Revenues:  For the quarter, revenues totaled 2.767 billion reais, a 7.2% increase compared with the same quarter a year earlier.

➢      Local:  Revenues totaled 579 million reais, a 21.7% increase compared with the year-earlier period due to a 20.5% increase in the number of lines in service.

➢      Corporate networks and Internet: Revenues generated by data and Internet access services totaled 781 million reais, a 13.2% increase compared with the year-earlier period. This improvement in part was due to the increase in services for corporate data networks.

➢      Domestic long distance: Revenues totaled 1.167 billion reais, a 2.3% increase compared with the same period of the previous year, partly resulting from an increase in mobile originated traffic.

➢      International long distance: Revenues totaled 103 million reais, a 19% decrease compared with the same period a year earlier. This effect was mostly due to a decrease in incoming traffic revenue which was affected by the reais appreciation against the US dollar. Incoming traffic revenue went up 4.8% compared with the third quarter of 2009, primarily as a result of the residential market.

➢      Satellite pay TV: The service Via Embratel, which was launched on December 1st 2008, reached 48 million reais in sales and 382,321 services at the end of the fourth quarter of 2009.

Costs and expenses: For the quarter, costs and expenses totaled 2.353 billion reais, a 4.1% increase compared with the same period a year earlier. Contributing factors included higher costs associated with originating mobile traffic, reflecting a rate increase adjustment for the mobile network that took effect in January 2009.

➢      Cost of sales and services: Cost of sales and services totaled 345 million reais, a 10.6% increase compared with the same period in 2008. This increase was due to costs associated with the growth of local service and data businesses.

➢      Commercial, administrative and general expenses: These expenses totaled 554 million reais, a 2.7 % increase compared with the year-ago period.

➢      Transport and interconnection: These costs totaled 1.106 billion reais, an increase of 0.6% compared with the same period in 2008, reflecting among other things an increase in the termination of mobile traffic and a rate increase adjustment for the mobile network that took effect in January 2009 among other factors.

➢      Depreciation and amortization: These expenses totaled 347 million reais, an increase of 12.6% compared with the year-earlier period.

EBITDA (1) and operating income: Fourth quarter EBITDA (1) totaled 762 million reais, an increase of 20.8% compared with the year-earlier period, producing a margin of 27.5%. Operating income totaled 527 million reais, producing an operating margin of 19%.

Colombia

Colombia’s network currently has 4.9 million home passed, of which 59% are bidirectional. At the end of the fourth quarter 2009, 2.7 million accesses (RGUs) were in effect, a 6.2% increase compared with the year-end 2008. In particular, growth occurred in broadband access and voice up 28.6% and 34.3%, respectively.

In 2009, initiatives in the corporate segments focused on growing the number of services per client in the corporate segment and increasing small and medium-sized business customers (SME) through offerings of data services, Internet and telephony. The number of services in these product lines increased 4.2% in data services, 22.0% in Internet services and 45.1% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of services in Internet and telephone lines.

For the period October-December 2009, revenues totaled 305.252 billion Colombian pesos, a 12.8% increase with respect to the same period of the prior year. The increase was mainly due to growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the pay TV company customers.

Fourth quarter total costs and expenses totaled 292.308 billion Colombian pesos, a decrease of 0.8% compared with the same period last year. This decrease is primarily due to lower content and leasing costs that resulted from unifying and reducing the number of sites. EBITDA (1) totaled 78.702 billion Colombian pesos, an increase of 186.0% compared with the same period of the previous year. The EBITDA margin was 25.8%, an increase of 15 percentage points compared with the year-earlier period. Operating income was 12.944 billion Colombian pesos.

Chile

At the end of 2009, RGUs totaled 661,000, a 54% increase compared with the year-end 2008.

Fourth quarter revenues totaled 40.636 billion Chilean pesos, a 24.9% increase compared with the same period of 2008. The gains reflected revenue growth generated from pay TV services which increased 5.378 billion Chilean pesos or 46.5% compared with the same period a year ago. Revenues from Internet services increased 70.3%, primarily due to residential market growth. Voice services increased 7.7% primarily due to a 19.4% increase in local services that follows the residential market growth. Corporate network services increased 5.9%.

Fourth quarter costs and expenses totaled 42.604 billion Chilean pesos, 15.2% more than the corresponding year-earlier period. The increase was primarily due to the higher cost of sales and services, which rose 64.6%. This increase was mostly due to higher network maintenance and customer costs, following the continued growth of networks capable of delivering triple play and to new customers that adopted this offer, as well as traditional services. Commercial, administrative and general costs increased 10.9% due to increased new customer acquisition costs in the residential market as well as higher provisions for bad accounts in this market. EBITDA (1) totaled 6.938 billion Chilean pesos, a 146.6% increase compared with the same period of the previous year, generating a margin of 17.1%. The operations from October to December 2009 generated an operating loss of 1.968 billion Chilean pesos.

Peru

At the end of 2009, RGUs grew by 74.2% compared with the year-end 2008, reaching a total of 300,000 accesses..

Fourth quarter revenues reached 103.6 million New Soles, a 5.3% increase compared with the same period a year earlier. The increase was due to a 13.3% growth in revenues from the data business. Revenues from the long distance voice business increased by 59.5% compared with the year ago period. Video revenues increased by 67.9%.

On the other hand, cost and expenses decreased by 6.1% compared with the year-earlier quarter. Factors contributing to this decrease were an 8.5% decrease in interconnections and transport costs and a 7.2% decrease in commercial, administrative and general expenses associated with lower media advertising costs. EBITDA (1) totaled 19.7 million New Soles for the period, an 89.4% increase compared with the same period a year ago. The corresponding margin was 19.0%.

Argentina

Fourth quarter revenues totaled 168.5 million Argentinean pesos, a 14.2% increase compared with the year-earlier quarter.

In 2009, the strategy in the corporate market was to grow services with existing customers, therefore increasing our value-added services base through strategic alliances with different companies. The strategy for the SME segment focused on promoting continuous growth through a modular offer which includes Internet and telephone lines.

In the fourth quarter of 2009, operating costs and expenses totaled 163.5 million Argentinean pesos, a 4.2% decrease compared with the year-earlier period. The primary contributor was a 17.2% reduction in interconnection and transport costs directly related to lower interconnection minute sales. This effect was in part offset by a 3.3% increase in sales and services costs associated to network maintenance. EBITDA (1) was 34.6 million Argentinean pesos, a 394.3% increase compared with the same period of 2008. The corresponding margin was 20.5%. Operating income was 5.0 million Argentinean pesos.

Yellow Pages

The Yellow Pages business is present in 5 countries, where a total of 181 directories are published. Of these, 127 directories are in Mexico with presence in all of the states and Mexico City, 48 directories are in 31 states of the United States with particular focus to Hispanic speaking markets, 2 directories are in Peru in the city of Lima, and 2 directories are in Argentina in the City of Buenos Aires. In Colombia, operations began in 2009 with 2 directories in the City of Cali.

In the fourth quarter of 2009, consolidated revenues from this business totaled 985 million pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Audited Information

Consolidated

Final printing

---

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Telmex Internacional, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telmex Internacional, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, their consolidated cash flows for each of the two years in the period ended December 31, 2009 and consolidated changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 19 to the consolidated financial statements).

As discussed in Note 2(z) to the financial statements, as of January 1, 2009, the Company adopted the new Mexican Financial Reporting Standard B-8, Consolidated and Combined Financial Statements, with the effects described therein. Also, as discussed in Note 2 to the financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation; B-15, Foreign Currency Translation; and B-2, Statement of Cash Flows, with the effects described therein.

Mancera, S.C. A Member Practice of Ernst & Young Global /s/ David Sitt Cofradía C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 2c)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	P. 10,699,224	P. 7,510,575
Accounts receivable, net (Note 3)	20,462,805	20,290,321
Related parties (Note 4)	4,000,119	2,465,259
Inventories for sale	675,859	1,976,925
Prepaid expenses and other current assets	2,346,295	2,503,554
Total current assets	38,184,302	34,746,634

Plant, property and equipment, net (Note 6)	80,123,766	58,479,225
Inventories for operation of the telephone plant, net	4,000,775	4,178,872
Licenses, trademarks and prepaid indefeasible rights of use, net (Note 7)	14,556,572	6,071,282
Equity investments (Note 5)	16,766,564	11,193,739
Deferred taxes (Note 16)	6,098,449	5,703,932
Goodwill, net (Note 5)	14,399,481	11,006,692
Other non-current assets	170,828	132,888
Total assets	P. 174,300,737	P. 131,513,264

Liabilities and Stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P. 12,667,266	P. 14,727,645
Accounts payable and accrued liabilities (Note 12)	15,966,673	14,182,719
Related parties (Note 4)	3,320,070	2,227,341
Taxes payable	468,842	264,457
Deferred credits (Note 11)	4,494,451	4,009,739
Employee benefits (Note 14)	1,522,305	1,223,828
Total current liabilities	38,439,607	36,635,729

Long-term debt (Note 8)	21,310,434	10,894,623
Employee benefits (Note 14)	2,778,593	2,285,105
Deferred credits long-term (Note 11)	4,991,473	-
Deferred taxes (Note 16)	7,295,658	1,572,557
Total liabilities	74,815,765	51,388,014

Stockholders’ equity (Note 15):
Capital stock	16,977,642	17,172,810
Other capital contributions	38,037,900	38,037,900
Retained earnings:
Prior years	11,215,607	11,518,574
Current year	9,104,501	5,535,476
	20,320,108	17,054,050
Accumulated other comprehensive income items (Note 2r)	20,400,517	5,531,032
Majority stockholders’ equity	95,736,167	77,795,792
Non-controlling interest	3,748,805	2,329,458
Total stockholders’ equity	99,484,972	80,125,250
Total liabilities and stockholders’ equity	P. 174,300,737	P. 131,513,264

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, see Note 2c)

	Year ended December 31,
	2009	2008	2007
Operating revenues:
Domestic long-distance service	P. 31,514,115	P. 28,298,510	P. 27,083,640
Corporate networks	21,744,480	16,757,327	15,390,235
Local service	15,255,365	10,593,515	7,873,585
Yellow pages	4,930,218	5,518,778	5,638,733
Internet access services	8,017,708	5,496,491	4,381,169
International long-distance service	3,362,373	3,294,264	3,604,967
Pay television	5,354,872	3,202,715	1,043,879
Other	2,360,955	2,843,141	2,743,963
	92,540,086	76,004,741	67,760,171
Operating costs and expenses:
Transport and interconnection	32,725,808	26,925,068	23,649,023
Cost of sales and services	15,695,224	12,047,733	9,802,648
Commercial, administrative and general expenses	21,540,979	19,141,283	16,207,483
Depreciation and amortization (Notes 6 and 7) (includes P. 9,406,928 in 2009, P. 7,247,610 in 2008 and P. 6,285,879 in 2007, not included in the cost of sales and services)	11,526,288	8,967,605	7,770,805
	81,488,299	67,081,689	57,429,959
Operating income	11,051,787	8,923,052	10,330,212

Other expense, net	47,973	102,434	242,692

Financing cost:
Interest income	(1,085,044)	(1,265,849)	(1,216,707)
Interest expense	2,365,641	1,508,463	1,630,535
Exchange (gain) loss, net	(2,372,766)	1,878,262	3,107
Monetary gain, net	-	-	(140,781)
	(1,092,169)	2,120,876	276,154

Equity interest in net income of affiliates	1,889,386	190,519	689,075

Income before income tax	13,985,369	6,890,261	10,500,441
Income tax (Note 16)	4,422,481	1,259,333	3,486,763
Net income	P. 9,562,888	P. 5,630,928	P. 7,013,678

Distribution of net income:
Majority interest	P. 9,104,501	P. 5,535,476	P. 6,463,834
Non-controlling interest	458,387	95,452	549,844
	P. 9,562,888	P. 5,630,928	P. 7,013,678

Weighted average number of shares issued and outstanding (millions)	18,157	18,596	19,766

Earnings per share	P. 0.50	P. 0.30	P. 0.33

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Parent investment	Capital stock	Other capital contributions	Retained earnings	Accumulated other comprehensive income items	Total majority stockholders' equity	Non-controlling interest	Comprehensive income	Total stockholders' equity
Balance at December 31, 2006	P. 35,620,168	P. -	P. -	P. 11,885,458	P. 10,715,509	P. 58,221,135	P. 3,475,639	P. -	P. 61,696,774
Increase in parent investment	19,990,005					19,990,005			19,990,005
Effect of split-up	(55,610,173)	17,828,563	37,781,610			-			-
Cash dividend paid to non-controlling interest in subsidiary						-	(122,703)		(122,703)
Acquisition of non-controlling interest				9,414		9,414	(388,348)		(378,934)
Gain on dilution of investment in affiliate				1,840,815		1,840,815			1,840,815
Comprehensive income:
Net income of the year				6,463,834		6,463,834	549,844	P. 7,013,678	7,013,678
Other comprehensive income items:
Effect of translation of foreign entities					652,182	652,182	70,482	722,664	722,664
Effect of labor obligations, net of deferred taxes					(33,610)	(33,610)		(33,610)	(33,610)
Deficit from holding non-monetary assets, net of deferred taxes					(4,251,420)	(4,251,420)	(943,013)	(5,194,433)	(5,194,433)
Comprehensive income								P. 2,508,299
Balance at December 31, 2007	-	17,828,563	37,781,610	20,199,521	7,082,661	82,892,355	2,641,901		85,534,256
Effect of adopting Mexican FRS B-10, net of deferred taxes				(2,048,626)	2,048,626				-
Effect of adopting Mexican FRS D-3					75,360	75,360			75,360
Dividend declared				(2,786,482)		(2,786,482)			(2,786,482)
Cash purchase of Company’s own shares		(655,753)	256,290	(3,845,839)		(4,245,302)			(4,245,302)
Cash dividends paid to non-controlling interest in subsidiary							(195,208)		(195,208)
Comprehensive income:
Net income of the year				5,535,476		5,535,476	95,452	P. 5,630,928	5,630,928
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes					(3,675,615)	(3,675,615)	(212,687)	(3,888,302)	(3,888,302)
Comprehensive income								P. 1,742,626
Balance at December 31, 2008 (Note 15)	-	17,172,810	38,037,900	17,054,050	5,531,032	77,795,792	2,329,458		80,125,250
Dividend declared				(3,098,073)		(3,098,073)			(3,098,073)
Cash purchase of Company’s own shares		(195,168)		(2,294,732)		(2,489,900)			(2,489,900)
Cash dividends paid to non-controlling interest in subsidiary							(52,291)		(52,291)
Transaction between entities under common control				(445,638)		(445,638)	221,011		(224,627)
Comprehensive income:
Net income of the year				9,104,501		9,104,501	458,387	P. 9,562,888	9,562,888
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes					14,869,485	14,869,485	792,240	15,661,725	15,661,725
Comprehensive income								P. 25,224,613
Balance at December 31, 2009 (Note 15)	P. -	P. 16,977,642	P. 38,037,900	P. 20,320,108	P. 20,400,517	P. 95,736,167	P. 3,748,805		P. 99,484,972

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009	2008
Operating activities
Income before income tax	P. 13,985,369	P. 6,890,261
Items not requiring the use of cash:
Depreciation and amortization	11,526,288	8,967,605
Net period cost of labor obligations	39,243	48,611
Exchange (gain) loss, net	(2,566,789)	1,556,944
Accrued interest expense	2,365,641	1,508,463
Equity interest in net income of affiliates	(1,889,386)	(190,519)
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable	84,757	(2,821,747)
Inventories for sale	1,006,697	(959,703)
Other accounts receivable and other assets	1,791,488	1,915,543
(Decrease) increase in:
Accounts payable and accrued liabilities	(747,500)	(910,213)
Other liabilities	(2,441,721)	(279,560)
Income tax paid	(3,468,314)	(1,627,237)
Benefits paid to employees	39,035	(21,810)
Net cash flow provided by operating activities	19,724,808	14,076,638

Investing activities
Acquisition of property, plant and equipment	(15,818,370)	(18,317,821)
Investment in intangibles	(2,369,349)	(1,510,908)
Investment in affiliated company	(156,401)	(200,600)
Acquisition of companies	(324,910)	(507,340)
Net cash flow used in investing activities	(18,669,030)	(20,536,669)

Net cash flow before financing activities	1,055,778	(6,460,031)

Financing activities
New loans	28,093,304	12,812,577
Repayment of loans	(20,196,990)	(6,583,944)
Derivative financial instruments	571,348	(528,868)
Dividends paid	(3,000,328)	(2,786,482)
Interest paid	(1,976,135)	(1,488,959)
Dividend paid to non-controlling stockholders in subsidiary	(21,628)	(195,208)
Acquisition of non-controlling interest	(106,250)	-
Repurchase of shares	(2,489,900)	(4,245,302)
Net cash flow generated (used) in financing activities	873,421	(3,016,186)

Net increase (decrease) in cash and cash equivalents	1,929,199	(9,476,217)
Effect of changes in cash and cash equivalents value	1,259,450	(281,011)
Cash and cash equivalents at beginning of year	7,510,575	17,267,803
Cash and cash equivalents at end of year	P. 10,699,224	P. 7,510,575

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 2c)

Year ended December 31, 2007
Operating activities
Net income	P. 7,013,678
Add (deduct) items not requiring the use of resources:
Depreciation	6,436,751
Amortization	1,334,054
Deferred taxes	1,430,443
Equity interest in net income of affiliates	(689,075)
Net period cost of labor obligations	145,575
15,671,426
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable	2,032,933
Related parties, net	(981,293)
Inventories for sale	(939,106)
Prepaid expenses and others	(427,157)
Decrease in:
Labor obligations:
Contributions to trust fund	(338)
Payments to employees	(13,184)
Accounts payable and accrued liabilities	(414,034)
Taxes payable	(408,691)
Deferred credits	(26,628)
Resources provided by operating activities	14,493,928

Financing activities
New loans	5,280,218
Repayment of loans	(3,771,268)
Effect of exchange rate fluctuation and variance in re-expression of debt to constant pesos	(3,816,533)
Increase in holding company investment	19,990,005
Cash dividend paid to non-controlling stockholders in subsidiaries	(147,979)
Resources provided by financing activities	17,534,443

Investing activities
Plant, property and equipment	(12,180,470)
Licenses and trademarks	(849,763)
Inventories for operation of the telephone plant	(623,430)
Subsidiaries and affiliated companies, net	(8,364,691)
Initial balance of cash investments in subsidiaries	352,276
Resources used in investing activities	(21,666,078)

Net increase in cash and cash equivalents	10,362,293
Cash and cash equivalents at beginning of year	6,905,510
Cash and cash equivalents at end of year	P. 17,267,803

The accompanying notes are an integral part of this financial statement.

  Incorporation and Description of the Business

a) Incorporation

Telmex Internacional, S.A.B. de C.V. and subsidiaries (collectively the Company or Telmex Internacional) was incorporated under Mexican law on December 26, 2007 as a result of the split-up of Teléfonos de México, S.A.B. de C.V. (Telmex), at which time each of the holders of Telmex’s shares became the owner of an equal number of Telmex Internacional’s shares of the corresponding class. Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) holds the majority of the Company’s voting shares (71.6% as of December 31, 2009).

The split-up of the entities comprising Telmex Internacional, S.A.B. de C.V. and its subsidiaries was approved by Telmex’s stockholders at the extraordinary stockholders’ meeting held on December 21, 2007. On December 26, 2007, Telmex contributed all of the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Telmex’s former subholding company) to Telmex Internacional. The split-up was implemented using a procedure under Mexican corporate law called escision or split-up.

All of the entities that comprise Telmex Internacional have been operating on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the split-up entities prior to the split-up were charged to each entity.

Ongoing relationships between Telmex and Telmex Internacional after the split-up are limited to:
i) ordinary commercial relationships arising in the normal course of business; ii) agreements relating to the execution of the split-up such as indemnification, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the split-up and similar matters; and iii) administrative service agreements. Telmex provides Telmex Internacional these services at a fixed price based on the specific costs plus a percentage.

Prior to its incorporation, the operations of Telmex Internacional were conducted through subsidiaries of Telmex. The accompanying financial statements for these periods are presented on a consolidated basis prepared from Telmex’s historical accounting records, and include the historical operations of the entities transferred to Telmex Internacional by Telmex in the split-up. Telmex and its subsidiaries’ net investment in Telmex Internacional and its subsidiaries have been included in these financial statements at Telmex’s cost plus its equity in the undistributed earnings or losses of the contributed entities.

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional’s controlling stockholder) to acquire 100% of Carso Global Telecom, through which América Móvil would acquire indirectly 59.4% of the outstanding shares of Telmex and 60.7% of the outstanding shares of Telmex Internacional. América Móvil also announced its intention to file an offering for the exchange or purchase of all of Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, América Móvil has indicated that it intends to delist both Carso Global Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

On February 11, 2010 the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized América Móvil to carry out an offer to purchase all outstanding shares of Carso Global Telecom with a reciprocal subscription of América Móvil’s shares, and an offer to purchase all outstanding shares of Telmex Internacional, with a reciprocal subscription of América Móvil’s shares.

b) Description of the Business

Telmex Internacional is engaged in providing a wide range of telecommunications services, including voice, data and video transmission, internet access, subscription television and integrated telecommunications solutions through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay, as well as services related to yellow pages directories in Mexico, the United States, Colombia, Argentina and Peru.

An analysis of the principal subsidiaries and affiliated companies at December 31, 2009, 2008 and 2007 follows:

		% equity interest at December 31
Company	Country	2009	2008	2007
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Consertel)	Mexico	100.0%	100.0%	100.0%
Soporte de Servicios Integrales, S.A. de C.V.	Mexico	100.0	100.0	-
Latam Servicios Integrales, S.A. de C.V.	Mexico	100.0	100.0	-
Soporte Comercial de Latam Negocios, S.A. de C.V.	Mexico	100.0	100.0	-
Contenido Cultural y Educativo, S.A. de C.V.	Mexico	100.0(1)	-	-
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	100.0	100.0
Sección Amarilla USA, LLC (SAUSA)	U.S.A.	100.0	80.0	80.0
Embratel Participações, S.A. (Embrapar)	Brazil	98.1	98.0	98.0
Empresa Brasileira de Telecomunicações S.A. (Embratel)	Brazil	97.3	97.2	97.0
Star One, S.A.	Brazil	77.8	77.8	77.6
Primesys Soluçoes Empresariais, S.A.	Brazil	97.3	97.2	97.0
Vésper S.A.	Brazil	-(2)	-(2)	97.0
Vésper São Paulo, S.A.	Brazil	-(2)	-(2)	97.0
Telmex do Brasil Ltda.	Brazil	98.1	98.0	98.0
Metrored Holdings, S.R.L. (formerly MetroRed Telecomunicaciones S.R.L.)	Argentina	96.1	95.7	95.0
Telmex Argentina, S.A.	Argentina	96.7(3)	96.4(3)	95.3(3)
Ertach, S.A.	Argentina	96.9(4)	96.8(4)	95.1(4)
Telmex Chile Holding, S.A.	Chile	100.0	100.0	100.0
Telmex Corp S.A. (formerly Chilesat Corp S.A.)	Chile	99.7	99.7	99.7
Telmex TV, S.A.	Chile	100.0	100.0	100.0
Superview Telecomunicaciones, S.A.	Colombia	99.6	99.6	99.6
Telmex Colombia, S.A.	Colombia	100.0(5)	100.0	100.0
Network and Operation, S.A.	Colombia	100.0	100.0	100.0
The Now Operation, S.A.	Colombia	100.0	100.0	100.0
Megacanales, S.A.	Colombia	100.0	100.0	100.0
Cablecaribe, S.A.	Colombia	100.0	100.0	100.0
New Dinamic Company, S.A.	Colombia	100.0	100.0	-
Telmex Perú, S.A.	Peru	100.0	100.0	100.0
Boga Comunicaciones, S.A.	Peru	-(6)	-(6)	100.0
Ecuador Telecom, S.A. (Ecutel)	Ecuador	100.0	100.0	100.0
Telstar, S.A.	Uruguay	100.0	100.0	100.0

Affiliated companies:
Net Serviços de Comunicação S.A. (Net)	Brazil	34.6%(7)	34.6%(7)	34.4%(7)
Eidon Software, S.A. de C.V.	Mexico	51.0(1)	-	-

  Companies acquired in 2009 (see Note 5).

  On February 29, 2008, these companies were merged into Embratel.

  Corresponds to the indirect equity interest of Telmex Internacional in Telmex Argentina; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Telmex Argentina, S.A. is 100%.

  Corresponds to the indirect equity interest of Telmex Internacional in Ertach; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Ertach is 100%.

  On September 21, 2009 Telmex Hogar, S.A. was merged into Telmex Colombia, S.A.

  On February 1, 2008, Boga Comunicaciones was merged into Telmex Perú.

  Corresponds to the direct and indirect equity interest of Telmex Internacional in Net; the direct and indirect equity interest of Embratel Participações S.A. in Net at December 31, 2009 and 2008 is 35.3% (35.1% in 2007).

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the Telmex Internacional local network and data transmission to corporate networks, internet access, cable and satellite television and published and on-line telephone directories. Other revenues are obtained from the sale of telephone equipment principally.

Empresa Brasileira de Telecomunicações S.A. (Embratel) is the Company’s most significant subsidiary. Embratel provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

Under the terms of telecommunications concessions in Brazil for domestic and international long-distance services starting January 1, 2006, Embratel obtained from the Federal Government a renewal for a 20-year term concession. The cost of this license is based on 2% of the total annual revenues from switched telephone service of the year prior to when the license payment is due, net of taxes and social contributions, and is paid on a bi-annual basis. For the years ended December 31, 2009, 2008 and 2007, the cost was P. 319,981, P. 282,314 and
P. 251,364, respectively, and is included in cost of sales and services. The satellite licenses are in effect through December 31, 2025, and the related license costs are paid by Star One based on a fixed annual payment of approximately P. 13.0 million. Both concessions may be renewed upon expiration.

Additionally, Telmex Internacional, in other countries, has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (long distance, fixed-line telephony, satellite service and cable television) in the countries in which the Company has presence, except for in the U.S. These licenses will expire on various dates between the years 2011 and 2025.

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the number of channels in operation.

On March 2, 2010, the Company’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

2. Significant Accounting Policies

The principal accounting policies followed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (Mexican FRS), are described below:

a) Basis of consolidation and equity method

The consolidated financial statements include the accounts of Telmex Internacional, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements of the subsidiaries have been prepared for the same reporting period and following the same accounting policies as those of the Company. All companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the month following the date of acquisition, and cease to be consolidated when the Company no longer has control over the subsidiary.

The equity method of accounting is used for investments in affiliated companies over which the Company exercises significant influence. This accounting method consists in general terms of recognizing the Company’s proportionate share in the net income and the stockholders’ equity of the investee after their conversion to Mexican Financial Reporting Standards (see Note 5).

The gains and losses arising from issuances by investees of their own stock are recognized in stockholders’ equity.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the outstanding shares.

b) Translation of financial statements of foreign subsidiaries and affiliates

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Beginning January 1, 2008, the Company adopted B-15 Foreign Currency Translation, which incorporates the concepts of recording currency, functional currency and reporting currency, and eliminates the concepts of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company’s foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency..The application of the changes of this standard resulted in a decrease in the translation of foreign entities for 2008 of approximately P. 410,000. After the adoption, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in their functional currency are translated as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) revenues, costs and expenses are translated using the weighted average exchange rates;

iv) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in stockholders’ equity as part of the caption Accumulated other comprehensive income items; and

v) the statement of cash flows was translated using the weighted average exchange rate and the effect of exchange rate changes on cash balances is separately presented in the statement of cash flows under the caption Effect of exchange rate fluctuations on cash flows.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant monetary values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities were translated at the prevailing exchange rate at year-end;

ii) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and was included in stockholders’ equity as part of the caption Accumulated other comprehensive income items.

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered cash items requiring the use of resources.

c) Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, and upon adoption, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss of the Mexican subsidiaries at the time the provisions of Bulletin B-10 were first applied, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item is included in stockholders’ equity under the Accumulated other comprehensive income items caption. In conformity with Mexican FRS B-10, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings in 2008.

The net monetary position gain (loss) shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption Financing cost.

d) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, and other service charges to subscribers.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the rates authorized by the relevant regulatory bodies of each country. Revenues from international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues and expenses resulting from the sale of advertising in the telephone directory are recognized ratably over the period the directory is in circulation, typically twelve months. Revenues from the sale of equipment are recorded when products are delivered.

Subscription television revenue includes fees from the subscription service, connection fees, and pay-per-view services. Revenue is recorded in the month the services are provided.

Revenues related to the sale of capacity to the affiliate NET, under a long-term indefeasible rights of use agreement, is recognized on a straight line basis over the five-year term.

e) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

f) Cash and cash equivalents

Cash and cash equivalents consist principally of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate and interest rate fluctuations, the Company utilizes cross-currency interest rate swaps to fix exchange rates and interest rates on foreign-currency denominated debt being hedged; however, the Company does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions, with which the Company has entered into the related agreements. The Company uses the fair values obtained from the financial institutions, as a reference to establish the basis for recognition of the derivative instruments. Changes in the fair value of derivatives are recognized in the income statement.

h) Allowance for doubtful accounts

The allowance for doubtful accounts is computed using a statistical analysis based on the Company’s past experience, current delinquencies and economic trends. With respect to accounts due from operators, the Company makes individual estimates that reflect its evaluation of pending disputes over amounts owed.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

i) Inventories

Inventories for sale are valued using the average cost method and, through December 31, 2007, they were restated for inflation based on the National Consumer Price Index of each country. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued using the average cost method and, through December 31, 2007, were restated for inflation on the basis of specific indexes. The carrying value of inventories is not in excess of their net realizable value.

j) Plant, property and equipment

Beginning January 1, 2008 plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment acquired abroad were initially recorded at acquisition cost and were then restated for inflation based on the NCPI of each country, and acquisitions of imported telephone plant and equipment were restated based on the rate of inflation of its country of origin and the prevailing exchange rate at the balance sheet date.

At December 31, 2007, approximately 74% of the value of the plant, property and equipment was restated for inflation using specific indexation factors.

Depreciation is computed on the assets’ carrying values using the straight-line method, based on the estimated useful lives of the related assets (see Note 6).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

k) Leases

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

l) Licenses, Trademarks and Prepaid Indefeasible Rights of Use (IRU)

The Company recognizes licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country. The amortization period is based on the terms of the licenses, which range from 5 to 29 years (see Note 7).

The Company recognizes trademarks at their estimated fair values at the time of their acquisition. Through December 31, 2007, trademarks were restated based on the rate of inflation of each country. The amortization is calculated using the straight-line method over periods ranging from one to ten years (see Note 7).

The Company recognizes prepaid indefeasible rights of use (IRU) at acquisition cost. The amortization is calculated using the straight-line method based on the terms of the agreements, which is 5 years.

The carrying value of intangible assets with defined useful lives is reviewed whenever there are indications of impairment in the value of such assets. When there are indications of impairment in the value of intangible assets, the related loss is determined based on the recoverable values of the related assets, which is defined as the higher of the asset’s net selling price or its value in use computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use, and intangible assets with defined useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

During the years ended December 31, 2009, 2008 and 2007, no impairment losses in the carrying amount of licenses, trademarks and prepaid rights of use have been recognized.

m) Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interests is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to annual impairment tests, or whenever there are indicators of impairment, and adjusted for any impairment loss that may be determined (see Note 5). Effective January 1, 2009, the Company adopted the changes in Mexican FRS B-8 Consolidated and Combined Financial Statements, in accordance with these changes, the goodwill is “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates. As a result of this adoption, the Company record an effect in goodwill and effect of translation of foreign entities of P. 3,388,371.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recoverable value. Telmex Internacional determines the recoverable value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the goodwill is identified, by the average of the appropriate discount rates used in the determination of the present value of cash flows from the cash generating unit.

For the years ended December 31, 2009, 2008 and 2007, there was no impairment in the Company’s goodwill.

n) Provisions

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

o) Employee benefits

The cost of pension benefits, seniority premiums, the medical assistance plan and legal termination payments (dismissals) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 14).

Contributions by the Company to the defined contribution plan are recognized as an expense.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations at December 31, 2007 is being amortized over a maximum period of five years. Prior to December 31, 2007, the transition liability was being amortized using the straight-line method over the estimated remaining working lifetime of Telmex Internacional’s employees. Prior service costs and actuarial gains and losses are being amortized over the estimated average remaining working lifetime of the Company’s employees (see Note 14).

The Company recognizes an accrual for the costs of paid absences, such as vacation time, based on the accrual method.

p) Employee profit sharing

Current-year and deferred employee profit sharing is included in Other expenses, net in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the book and tax values of all assets and liabilities. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, only when there was an indication that the related liability or asset would be realized in the future.

q) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the conversion of foreign currency denominated balances at the balance sheet date, are charged or credited to results of operations.

See Note 13 for the Company’s consolidated foreign currency position as of December 31, 2009 and 2008, and the exchange rates used to translate foreign currency denominated balances.

r) Comprehensive income

Comprehensive income consists of the net income for the year, the effects of the translation of the financial statements of foreign entities, the changes in the result from holding non-monetary assets (prior to 2008), the effect of labor obligations (prior to 2008) and the deferred taxes related to those items.

Accumulated other comprehensive income items as of December 31, 2009, 2008 and 2007, are comprised of the following:

	2009	2008	2007
Effect of translation of foreign entities	P. 28,334,052	P. 7,707,843	P. 9,206,647
Deferred taxes	(7,933,535)	(2,176,811)	173,551
Deficit from re-expression of stockholders’ equity	-	-	(2,222,177)
Labor obligations	-	-	(75,360)
	P. 20,400,517	P. 5,531,032	P. 7,082,661

s) Income taxes

Deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

As a result of the adoption of Mexican FRS B-10, as of January 1, 2008, the financial statement amounts are no longer adjusted for the effects of inflation. However, for income tax purposes the Company continues to recognize the effects of inflation on its reported taxable income as required by current Mexican tax legislation, as well as for determining its deferred income taxes.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

t) Income statement presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margins.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

u) Statement of Cash Flows

Effective January 1, 2008, the Company adopted Mexican FRS B-2 Statement of Cash Flows, which replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements is that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows first presents income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position for the year ended December 31, 2007.

v) Earnings per share

Earnings per share are determined by dividing net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

For the year ended December 31, 2007, earnings per share have been determined by dividing net income by the weighted average number of Telmex’s outstanding shares, since the split-up ratio was 1:1.

w) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, capital leases and accounts payable. The Company has other financial assets, such as accounts receivable and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the creditworthiness of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the Company’s collection cycles deteriorate significantly, its results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings, and is therefore exposed to risk related to the viability of such financial institutions.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company depends upon various key suppliers and vendors and accordingly, if any of these suppliers fail to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

x) Segment information

Segment information is prepared based on information used by the Company in its decision-making processes, based on the geographical areas in which it operates (see Note 18).

y) Reclassifications

Certain captions shown in the 2008 and 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements. An analysis of the effects of such reclassifications is as follows:

		As originally issued 2008	Reclassification	As reclassified 2008
Assets
Equity investments	(1)	P. 5,714,639	P. 5,479,100	P. 11,193,739
Goodwill, net	(1)	16,485,792	(5,479,100)	11,006,692

		As originally issued 2007	Reclassification	As reclassified 2007
Assets
Equity investments	(1)	P. 5,932,778	P. 5,629,732	P. 11,562,510
Goodwill, net	(1)	16,297,953	(5,629,732)	10,668,221

(1) Reclassification of Goodwill to Equity investments in accordance with the adoption of MFRS C-7.

z) New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected the Company’s accounting policies:

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaces Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this new standard requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which required such transactions, without exceptions, to be recorded at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

The adoption of this standard did not have a material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8 adds to Mexican FRS B-15 the specific requirement that the goodwill be “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

The adoption of this standard did not have material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009, except as described in Note 2(m) and 5.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other permanent investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of an SPE.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard requires consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

This standard also establishes the guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in the affiliated company must be tested for impairment when indicators of impairment exists and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in net income of unconsolidated subsidiaries and affiliates.

The adoption of this standard did not have material effects on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 replaced Mexican accounting Bulletin C-8, Intangible Assets, and became effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions.

Finally, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange. The adoption of this standard did not have a material impact on the Company’s financial statements as of December 31, 2009.

ii) The most significant new accounting pronouncements that will become effective on January 1, 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

  Information to be disclosed – Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to an entity’s products, geographic zones, customers and suppliers.

  Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

  Segments in the pre-operating stage – Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

  Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

  Disclosure of liabilities – Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that this standard will not have a material impact on its determination of segments and related disclosures.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 replaces Mexican accounting Bulletin B-9, Interim Financial Information.

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

  Condensed statement of financial position;

  Condensed income statement or statement of activities, as applicable;

  Condensed statement of changes in shareholders’ equity;

  Condensed statement of cash flows;

Notes to financial statements with select disclosures.

Mexican FRS C-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

The Company expects that this standard will not have a material impact on its financial position and results of operations.

3. Accounts Receivable

a) An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009	2008
Customers	P. 20,565,851	P. 18,663,948
Link-up services	570,443	672,019
Recoverable taxes	1,847,697	1,764,660
Derivative financial instruments (Note 10)	-	1,025,013
Sundry debtors	2,886,905	2,868,303
	25,870,896	24,993,943
Less:
Allowance for doubtful accounts	5,408,091	4,703,622
Net	P. 20,462,805	P. 20,290,321

b) An analysis of activity in the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Beginning balance at January 1	P. 4,703,622	P. 4,520,257	P. 4,661,878
Effect of acquired companies	-	26,048	63,754
Increase charged to expenses	3,676,161	2,702,855	2,684,271
Translation and monetary effects	1,474,843	(320,704)	(315,900)
Applications to the allowance	(4,446,535)	(2,224,834)	(2,573,746)
Ending balance at December 31	P. 5,408,091	P. 4,703,622	P. 4,520,257

4. Related Parties

The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also either direct or indirect stockholders in such companies.

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is as follows:

	2009	2008
Due from:
Affiliates:
América Móvil, S.A.B. de C.V. (América Móvil)	P. 1,442,522	P. 992,805
Net Serviços de Comunicação S.A. (Net)	2,240,507	1,216,397
Teléfonos de México, S.A.B. de C.V. (Telmex)	176,922	145,708
AT&T Corp (AT&T)	83,413	39,909
Grupo Carso, S.A. de C.V. (Grupo Carso)	56,568	70,261
Other	187	179
	P. 4,000,119	P. 2,465,259

	2009	2008
Due to:
Affiliates:
América Móvil	P. 1,946,130	P. 1,233,931
Net	869,403	644,458
Telmex	262,330	173,833
AT&T	14,294	5,157
Grupo Carso	227,795	169,221
Other	118	741
	P. 3,320,070	P. 2,227,341

At December 31, 2009 and 2008, Accounts Receivable in Note 3 includes P. 2,100,846 and P. 961,951, respectively, with América Móvil related to co-billing.

b) For the years ended December 31, 2009, 2008 and 2007, the most significant transactions with related parties were:

	2009	2008	2007
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P. 1,080,644	P. 927,241	P. 259,790
Billing and services (2)	1,397,101	1,823,494	705,478
Interconnection expenses (3)	11,593,590	8,000,012	5,531,302
	P. 14,071,335	P. 10,750,747	P. 6,496,570
Revenues:
Sale of long distance services and other telecommunications services (4)	P. 6,139,939	P. 3,501,475	P. 2,355,277
Printing and distribution of white pages directories (5)	794,861	830,828	1,658,084
Sale of materials and other services (6)	259,222	590,932	669,324
	P. 7,194,022	P. 4,923,235	P. 4,682,685

(1) For all three years, these transactions are comprised solely of network construction services and purchase of materials from subsidiaries of Grupo Carso and América Móvil, which are entities under common control with Carso Global Telecom, the company that controls Telmex Internacional, S.A.B. de C.V.

(2) In 2009, Telmex Internacional, through its subsidiaries, paid P. 997,231 (P. 1,479,216 in 2008 and P. 494,948 in 2007) to Telmex for services related to the Yellow Pages business, which include billing and collections and other administrative services, as well as an arrangement whereby the Company has access to Telmex’s customer database for agreed fees.

In 2009 and 2008, the Company reimbursed Telmex US$ 24.6 million (P. 334,188) and US $ 22.5 million
(P. 243,997), respectively, of the amount Telmex paid Carso Global Telecom for consulting and administrative services.

No amounts were paid in 2009 and 2008 (P. 73,489 in 2007) for financial services from subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V.

(3) Interconnection expenses include outgoing calls from fixed-line telephones to cellular telephones paid to subsidiaries of América Móvil. This includes P. 8,659,012 (P. 6,041,135 in 2008 and P. 4,949,030 in 2007) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil.

(4) Revenues from billings of long-distance services and other telecommunications services in 2009 include
P. 3,308,185 (P. 1,854,633 in 2008 and P. 1,399,077 in 2007) from América Móvil’s subsidiaries, P. 2,271,994
(P. 1,249,948 in 2008 and P. 588,542 in 2007) from Net and P. 196,462 (P. 141,467 in 2008 and P. 158,430 in 2007) from subsidiaries of AT&T.

(5) Service related to the printing and distribution of Telmex’s white pages directories.

(6) In 2009 and 2008, these transactions are comprised solely of the call center services rendered to América Móvil and Net. In 2007, the transactions include P. 597,066 from the sale of construction materials to subsidiaries of América Móvil.

c) In December 2009, Embratel signed an agreement for sale of capacity for P. 6,372 million (US$ 487.9 million), through which it grants, a right to use its IP Backbone infrastructure. In addition, Embratel signed an agreement to obtain the right to use the network of local access transmission capacity from Net through its network for P.6,551 million (US$ 501.7 million). Both agreements are indefeasible rights of use (IRU) for 5 years with an option to renew them for an additional 5 years.

d) During 2009, the Company paid P. 52,046(P. 53,275 in 2008) in direct short-term benefits to its key managers and top executives.

5. Investments

a) Equity investments

An analysis of the equity investments in affiliated companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009	2008
Equity investments in:
Net Serviços de Comunicação S.A. (Net)	P. 16,567,698	P. 11,156,688
Other	198,866	37,051
Total	P. 16,766,564	P. 11,193,739

Net

The aggregate value of the Company’s investment in Net at December 31, 2009 and 2008, based on the quoted market value of Net’s shares and the number of shares held, is P. 19,246,342 and P. 14,078,035, respectively.

In February 2009, the Company paid P. 156,401 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result, the Company recorded goodwill in the amount of P. 156,401. Embratel’s equity interest in Net is 35.3% as of December 31, 2009 and 2008.

In February 2008, Company paid P. 147,840 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders.

In November 2008, Company acquired 795 thousand preferred shares in Net, for which it paid P. 52,760, thus increasing its equity interest in Net to 35.3%. As a result of the 2008 acquisitions, the Company recorded goodwill in the amount of P. 162,983.

In February 2007, Company paid P. 184,094 to directly and indirectly acquire additional shares in Net, to prevent dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result of 2007 acquisitions, the Company recorded goodwill in the amount of P. 184,094.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), Net completed the acquisition of the remaining 63.3% controlling interest in Vivax, S.A. (Vivax), the second largest cable television service provider in Brazil. This operation was carried out through an exchange of shares between Vivax’s stockholders and Net, whereby Vivax’s stockholders received 23 million shares of Net, with a market value of P. 8,625,212 (US$ 747.4 million) as payment for the shares they held in Vivax. As a result of this acquisition, Telmex Internacional’s equity interest in Net was diluted from 39.9% to 35.1% on such date, giving rise to a credit of P. 1,840,815 to stockholders’ equity.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because it is itself controlled by a foreign entity. Globo Comunicação e Participações S.A. (Globo) owns a majority of the voting interests in GB Emprendimientos e Partipações, S.A., which in turn still holds the majority of the voting shares of Net. If Brazilian law changes to allow Embratel to control Net, Embratel will have the right to purchase an additional interest in GB to gain control of 51% of the voting shares of Net, and Globo shall have the right to cause Embratel to purchase such interest.

The difference between the carrying value and the Company’s share of the net assets of Net corresponds to goodwill of P. 7,247,318 in 2009 and P. 5,479,100 in 2008.

b) Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Balance at beginning of year	P. 11,006,692	P. 10,668,221	P. 3,951,987
Acquisitions	-	333,413	6,693,405
Purchase accounting adjustments	4,418	(5,058)	22,829
Translation effects	3,388,371	-	-
Balance at end of year	P. 14,399,481	P. 11,006,692	P. 10,668,221

c) Investments in subsidiaries

As part of its strategy for expanding its business in Latin America, the Company made the investments during 2009, 2008 and 2007 shown in paragraphs d), e) and f) below. The Company pays a premium over the fair value of the net assets acquired for a variety of reasons, including the opportunity to take advantage of synergies, increase cost savings, and integrate and expand services and coverage in Latin America.

d) Investments in 2009

Contenido Cultural

In February 2009, the Company paid P. 77,050 (US$ 5.9 million) to Pedregales del Sur, S.A. de C.V. e Inmobiliaria Carso, S.A. de C.V. (related parties) to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., an entity that sells print advertising. As a result of this acquisition the Company recorded an amount of P. 26,943 as contribution to stockholders.

EIDON Software

In April 2009, Telmex Internacional paid P. 247,860 (US$ 18.9 million) to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V. (related party) to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition the Company recorded an amount of
P. 91,434 as contribution to stockholders.

SAUSA

In December 2009, the Company acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for P. 106,250 (US$ 8.1 million).

e) Investments in 2008

New Dinamic

In September 2008, the Company acquired all of the assets and assumed a portion of the liabilities of Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (cable television and internet providers in Barranquilla) for P. 351,548 (US$ 30.9 million). These companies operate as New Dinamic Company S.A.

The following analysis shows the allocation of the acquisition cost over the final fair values of the net assets acquired.

New Dinamic
October
2008
Current assets	P. 14,723
Plant, property and equipment, net	68,661
Licenses and trademarks	3,015
Less:
Current liabilities	68,264
Fair value of net assets acquired	18,135
% of equity acquired	100%
Total fair value of net assets acquired	18,135
Acquisition cost	351,548
Goodwill	P. 333,413

Pro forma financial data (unaudited)

The following unaudited pro forma consolidated financial data for 2008 and 2007 are based on the Company’s historical financial statements, adjusted to give effect to (i) the acquisition mentioned in the preceding paragraphs and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisition was made at the beginning of 2007 and is determined based upon available information and other assumptions that management believes are reasonable.

The unaudited consolidated pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	Unaudited pro forma consolidated Telmex Internacional information for the years ended December 31
	2008	2007
Operating revenues	P. 76,016,167	P. 68,331,248
Majority net income	5,535,012	6,355,695
Earnings per majority share (in Mexican pesos):	0.30	0.32

f) Investments in 2007

During 2007, the Company acquired several subsidiaries. The allocation of the acquisition cost over fair values of the net assets acquired at the acquisition date is as follows:

	Values at acquisition date
	TV Cable S.A.	Cable Pacifico	Boga	Ecutel	Telmex TV (formerly ZAPTV)	Ertach	Virtecom	Cable TV Companies (2)
	(1) March	(1) March	March	March	August	October	May	October
	2007	2007	2007	2007	2007	2007	2007	2007	Total
Current assets	P. 422,641	P. 28,943	P. 37,473	P. 19,305	P. 47,052	P. 75,321	P. -	P. 502,841
Plant, property and equipment, net	780,806	232,109	32,535	53,379	77,456	112,736	6,867	77,810
Licenses and trademarks	474,545	89,441	5,380	917	76,998	1,242	-	-
Less:	-	-	-	-	-	-	-	-
Current liabilities	1,173,450	273,726	84,183	32,410	235,710	100,066	-	24,274
Long-term liabilities	-	3,144	-	-	-	-	-	-
Fair value of net assets acquired	504,542	73,623	(8,795)	41,191	(34,204)	89,233	6,867	556,377
% of equity acquired	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total fair value of net assets acquired	504,542	73,623	(8,795)	41,191	(34,204)	89,233	6,867	556,377	P. 1,228,834
Acquisition cost	1,404,060	1,298,710	284,577	270,708	57,401	297,676	21,732	4,287,375	7,922,239
Goodwill	P. 899,518	P. 1,225,087	P. 293,372	P. 229,517	P. 91,605	P. 208,443	P. 14,865	P. 3,730,998	P. 6,693,405

  In November 2007, TV Cable was merged into Cable Pacífico, and the surviving company changed its name to Telmex Hogar, S.A.

  Network and Operation, Cable Caribe, Megacanales and The Now Operation

Embrapar

During 2007, Telmex Internacional made additional acquisitions of non-controlling interests in Embrapar totaling P. 378,934 (US$ 34.4 million), thereby increasing its ownership from 97% to 98% of all of Embrapar’s ordinary shares, issued and outstanding. The aggregate carrying value of such acquisitions was P. 388,348, and the difference between the carrying value and the price paid was credited to stockholders’ equity.

TV Cable y Cable Pacífico

On March 13, 2007 and March 16, 2007, Telmex Internacional acquired 100% of the shares of TV Cable and Cable Pacífico for P. 1,404,060 (US$ 122.9 million) and P.1,298,710 (US$ 113 million), respectively. In November 2007, TV Cable was merged into Cable Pacífico, which then changed its name to Telmex Hogar, S.A. (Telmex Hogar), now Telmex Colombia, S.A. as of September 21, 2009.

TV Cable provides cable television, internet and IP voice services in Bogota and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin (merged with Telmex Perú on February 1, 2008).

Boga

On March 9, 2007, Telmex Internacional paid P. 284,577 (US$ 25.0 million) to acquire 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

Virtecom

On May 16, 2007, Boga Comunicaciones, S.A. acquired all the assets of Virtecom, S.A.C. and Virtecom Technology, S.R.L., which are cable television operators in Peru. The transfer of ownership of the assets included all the parts and accessories comprising the operations. The purchase price was P. 21,732 (US$ 2.0 million).

Ecutel

On March 12, 2007, Telmex Internacional acquired 100% of the shares of Ecuador Telecom, S.A., which provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil and Quito, Ecuador. The purchase price was P. 270,708 (US$ 23.6 million).

ZAP TV

On August 14, 2007, Telmex Internacional acquired 100% of the shares of ZAP TV Televisión Directa al Hogar, Ltda. (ZAP TV) for P. 57,401 (US$ 4.8 million). In December 2007, ZAP TV changed its name to Telmex TV, S.A. (Telmex TV). Telmex TV provides pay television services in Chile.

Ertach

On November 9, 2006, Telmex Internacional acquired 100% of the shares of Ertach, S.A. (Ertach) for which it paid P. 297,676 (US$ 28.3 million). This acquisition was closed in October 2007.

Ertach provides internet access and data and voice services in Argentina over a wireless network using Wireless Local Loop (WLL) and WiMax technology over the 3.5 GHz frequency.

Network and Operation, Cable Caribe, Megacanales and The Now Operation

In October 2007, through its subsidiaries, Telmex Internacional paid P. 3,733,092 (US$ 345.0 million) for all of the subscribers and 100% of the assets and a portion of the liabilities of Unión de Cableoperadores del Centro, Cablecentro, S.A., or Cablecentro (now operating as Network and Operation, S.A.), a cable television service provider. The Company also acquired 100% of the cable television subscribers of Megainvest Ltda. (now operating as Megacanales, S.A.), which produces content for cable television, and Comunicaciones Ver TV, S.A. (now operating as The Now Operation, S.A.), which publishes a television programming magazine. All of these companies operate in Colombia.

In October, 2007, the Company paid P. 554,283 (US$ 51 million) to acquire all of the subscribers, assets and a portion of the liabilities of Satelcaribe, S.A. (now operating as Cablecaribe, S.A.), a cable television service provider in Colombia.

6. Plant, Property and Equipment

a) A summary of this caption at December 31, 2009 and 2008 is as follows:

	2009	2008
Telephone plant and equipment	P. 158,008,226	P. 114,425,608
Computer equipment and other assets	34,021,840	23,498,881
Land and buildings	19,432,912	15,138,826
Construction in progress and advances	6,178,125	5,964,329
	217,641,103	159,027,644
Less:
Accumulated depreciation	137,517,337	100,548,419
Total	P. 80,123,766	P. 58,479,225

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

In December 2009, Star One signed a contract denominated in U.S. dollars with a manufacturer for the construction and delivery in orbit of the satellite Star One C-3. The project cost is estimated to amount to approximately P. 3,526,000 (US$ 270 million).

b) Depreciation of telephone plant and equipment has been calculated at annual rates based on useful lives ranging from 5 to 30 years. The rest of the Company’s assets are depreciated at rates based on useful lives ranging from 3 to 30 years. Depreciation expense charged to results of operations for the years ended December 31, 2009, 2008 and 2007 was P. 10,064,156, P. 7,695,564 and P. 6,436,751, respectively.

c) Plant, property and equipment, includes the following assets which are held under capital leases:

	2009	2008
Assets under capital leases	P. 893,164	P. 794,920

Less: Accumulated depreciation	501,023	225,280
Net	P. 392,141	P. 569,640

d) At December 31, 2009, Embratel has pledged property and other equipment with a carrying amount of P. 2,749,677 (P. 2,746,369 in 2008) in connection with certain legal proceedings. Also, at December 31, 2008, Star One had two fleet satellites pledged in guarantee to the Brazilian Federal Tax Agency (SRF) as a result of a review regarding the subsidiary’s income tax (IRPJ) and social contributions (CSLL), with a carrying amount of P. 2,505,182.

7. Licenses, Trademarks and Prepaid Indefeasible Rights of Use

a) An analysis of licenses, trademarks and prepaid indefeasible rights of use at December 31, 2009 and 2008 is as follows:

	2009	2008
Licenses and prepaid indefeasible rights of use, net	P. 12,740,656	P. 4,336,372
Trademarks, net	1,815,916	1,734,910
Total	P. 14,556,572	P. 6,071,282

Amortization expense associated with licenses, trademarks and prepaid rights of use is expected to be approximately P. 2,700,000 in each of the next five years.

b) Licenses and prepaid indefeasible rights of use

Telmex Internacional has software licenses, licenses for use of point-to-point and point-to-multipoint links and the indefeasible right to use transmission capacity and databases.

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009	Acquisitions and amortization of the year	Translation effect	Balance at December 31, 2009
Investment	P. 14,249,563	P. 8,781,014	P. 3,526,623	P. 26,557,200
Accumulated amortization	(9,913,191)	(1,178,178)	(2,725,175)	(13,816,544)
Net	P. 4,336,372	P. 7,602,836	P. 801,448	P. 12,740,656

In 2009, the investment corresponds primarily to the acquisition of the indefeasible right to use transmission capacity and point-to-point links.

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008	Effect of acquired companies	Acquisitions and amortization of the year	Translation effect	Balance at December 31, 2008
Investment	P. 13,270,780	P. 3,015	P. 1,510,908	P.(535,140)	P. 14,249,563
Accumulated amortization	(9,404,963)	-	(1,031,505)	523,277	(9,913,191)
Net	P. 3,865,817	P. 3,015	P. 479,403	P.(11,863)	P. 4,336,372

In 2008, the investment corresponds primarily to the acquisition of point-to-point links, the right to use databases and the acquisition of software licenses.

An analysis of these investments in 2007 is as follows:

	Balance at January 1, 2007	Effect of acquired companies	Acquisitions and amortization of the year	Translation effect	Balance at December 31, 2007
Investment	P. 12,346,197	P. 226,236	P. 615,050	P. 83,297	P. 13,270,780
Accumulated amortization	(8,223,108)	-	(1,115,693)	(66,162)	(9,404,963)
Net	P. 4,123,089	P. 226,236	P. (500,643)	P. 17,135	P. 3,865,817

In 2007, the investment corresponds primarily to the acquisition of rights-of-way and software licenses.

c) Trademarks

At December 31, 2009, the Company has recorded amounts for the trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition.

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009	Acquisitions and amortization of the year	Translation Effect	Balance at December 31, 2009
Investment	P. 2,480,796	P. 1,679	P. 560,944	P. 3,043,419
Accumulated amortization	(745,886)	(283,954)	(197,663)	(1,227,503)
Net	P. 1,734,910	P. (282,275)	P. 363,281	P. 1,815,916

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008	Purchase accounting adjustments	Acquisitions and amortization of the year	Translation Effect	Balance at December 31, 2008
Investment	P. 2,327,305	P. 193,326	P. -	P. (39,835)	P. 2,480,796
Accumulated amortization	(471,788)	-	(240,536)	(33,562)	(745,886)
Net	P. 1,855,517	P. 193,326	P. (240,536)	P. (73,397)	P. 1,734,910

An analysis of the changes in 2007 is as follows:

	Balance at January 1, 2007	Effect of acquired companies	Purchase accounting adjustments	Acquisitions and amortization of the year	Translation effect	Balance at December 31, 2007
Investment	P. 1,772,413	P. 422,287	P. 75,902	P. -	P. 56,703	P. 2,327,305
Accumulated amortization	(250,769)	-	-	(218,361)	(2,658)	(471,788)
Net	P. 1,521,644	P. 422,287	P. 75,902	P. (218,361)	P. 54,045	P. 1,855,517

8. Debt

a) An analysis of the Company's debt is as follows:

	Weighted-average interest rate at December 31,		Maturities from	Balance at December 31,
	2009	2008	2010 through	2009	2008
U.S. dollar denominated debt:
Banks	2.6%	3.4%	2014	P. 12,209,057	P. 13,053,784
Suppliers’ credit lines	4.3%	5.8%	2014	351,186	397,492
Capital leases	7.0%	6.7%	2011	53,378	71,592
Total U.S. dollar denominated debt:				12,613,621	13,522,868

Debt denominated in Brazilian reals:
Banks	9.4%	17.0%	2019	2,800,105	4,924,091
Total Brazilian real denominated debt				2,800,105	4,924,091
Mexican peso denominated debt:
Banks (domestic senior notes):	5.9%	10.1%	2014	15,000,000	5,500,000
Banks:	5.8%	-	2010	1,400,000	-
Total Mexican peso denominated				16,400,000	5,500,000

Debt denominated in other foreign currencies:
Banks	4.9%	11.7%	2018	1,645,089	1,140,906
Capital leases	8.4%	15.3%	2019	518,885	534,403
Total debt denominated in other foreign currencies				2,163,974	1,675,309
Total debt				33,977,700	25,622,268

Less: Short-term debt and current portion of long-term debt				12,667,266	14,727,645
Long-term debt				P. 21,310,434	P. 10,894,623

The amount of the Company’s consolidated debt is within the cap set by the Board of Directors.

The rates shown in the table above are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld.

The Company’s short-term debt and the current portion of long-term debt is P. 12,667,266 at December 31, 2009 and P. 14,727,645 at December 31, 2008.

The weighted average cost of borrowed funds at December 31, 2009 and 2008 (including interest, fees, commissions and taxes withheld) was approximately 5.1% and 8.3%, respectively.

b) Domestic senior notes

On November 27, 2008, the National Banking and Securities Commission of Mexico (CNBV) authorized the Company to open a revolving dual domestic senior note program (Certificados Bursátiles). The amount authorized under the program is P. 10,000,000 or its equivalent in monetary investment units (UDIs) on the date of issuance. This program is revolving, though the sum of outstanding issuances on a given date may not exceed the authorized amount.

On September 4, 2009 the Company issued its first series of the year of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in August 2012. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 135 base points. Interest is paid every 28 days.

On December 4, 2009, the Company issued a second series of the year 2009, of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in November 2014. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 150 base points. Interest is paid every 28 days.

On November 27, 2009, CNBV authorized the increase of the original amount of the senior notes up to
P. 20,000,000, or its equivalent in UDI’s (Unidades de Inversión). On December 11, 2009, the Company issued peso-denominated short-term senior notes (Certificados Bursátiles) in an aggregate principal amount of
P. 5,000,000 which matured in January 2010. The interest rate of this issue is 5.07% for 40 days.

The maximum term for issuing domestic senior notes under the program is five years as of the authorization date.

Maturities of each long-term issuance shall be between one and forty years. Maturities of short-term senior notes shall not exceed 365 days.

At December 31, 2009, the Company has outstanding the following domestic senior notes:

Amount	Issuance date	Maturity date	Term (days)	Interest rate
P. 5,000,000	Sep-4-09	Aug-30-12	3 years	TIIE+135 bps
5,000,000	Dec-4-09	Nov-27-14	5 years	TIIE+150 bps
5,000,000	Dec-11-09	Jan-20-10	40 days	5.07%
P. 15,000,000

c) Restrictions

A portion of Embratel’s debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the subsidiary has complied with all these restrictions.

A portion of Embratel’s debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the subsidiary.

The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as the Company or Carso Global Telecom (Telmex Internacional’s controlling stockholder) or its controlling current stockholders continue to control the majority of Embratel’s voting shares.

d) Lines of credit

At December 31, 2009, Embratel had unused lines of credit of P. 248,000 (US$ 19 million) available with a 4.5% annual interest.

e) Foreign currency denominated debt

An analysis of the foreign currency denominated debt at December 31, 2009, is as follows:

Currency	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)	Equivalent in Mexican pesos
U.S. dollar	965,917	P. 13.0587	P. 12,613,621
Brazilian real	373,356	7.4998	2,800,105
Other currency			2,163,974
Total			P. 17,577,700

f) Long-term debt

Maturities of long-term debt at December 31, 2009 are as follows:

Year	Total
2011	P. 5,174,517
2012	8,204,035
2013	1,906,033
2014	5,772,506
2015	145,837
2016 and thereafter	107,506
Total	P. 21,310,434

g) Credit agreements

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. The terms of these agreements restrict the ability of the Company’s subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, the Company is required to maintain certain specified financial ratios. At December 31, 2009, the Company has complied with all these financial ratios.

h) Subsequent event - Embratel

In January 2010, Embratel paid at maturity of P. 1,312 million (US$ 100.5 million) aggregate principal amount of a one-year bank loan.

In January 2010, Embratel signed a loan agreement with Banco Safra (BNDES - FINAME) for P.71,300 (R$ 9.5 million) for a period of 5 years with an annual interest fixed rate equal to 4.5%.

9. Capital Leases

a) At December 31, 2009 and 2008, the Company has capital leases for machinery and equipment.

b) Minimum lease payment obligations of future years under the leases at December 31, 2009 are as follows:

2009

2010	P. 156,943
2011	163,530
2012	119,562
2013	116,497
2014	67,065
2015 and thereafter	146,471
Total	770,068
Less: unaccrued interest	197,805
Present value of minimum payments	572,263
Less: Short-term portion of capital lease obligations	105,796
Long-term capital lease obligations	P. 466,467

10. Derivative Financial Instruments

Embratel uses derivative financial instruments (cross-currency interest rate swaps) to protect itself from the financial effects of Brazilian real/U.S. dollar exchange rate and interest rate fluctuations in connection with its U.S. dollar denominated loans. For the years ended December 31, 2009, 2008 and 2007, Embratel recognized a loss (gain) of P. 1,670,060, P. (2,576,776), and P. 2,828,752, respectively, in results of operations in exchange (gain) loss, net for changes in the fair value of such instruments.

At December 31, 2009 and 2008, the financial instruments contracted by the Company are as follows:

2009 Financial instrument	Notional amount	Fair value
Cross-Currency swaps	US$ 528,083	P. (1,094,223)

2008 Financial instrument	Notional amount	Fair value
Cross-Currency swaps	US$ 216,871	P. 1,025,013

The Company’s financial derivative instruments are acquired in the over-the-counter markets. The Company and its subsidiaries have entered into agreements only with well-known and financially strong financial institutions and counterparties. As a result, Telmex Internacional is able to balance its risk positions with its counterparties. The Company’s counterparties are local banks in the countries in which Telmex Internacional operates and have at least credit ratings of “A” on the Fitch scale, “A2” on the Moody’s scale, and “A” on the Standard & Poor’s scale.

The Company and its subsidiaries have no contractual obligations for derivative financial instruments for which they must provide pledges to guarantee margin calls.

11. Deferred Credits

At December 31, 2009 and 2008, deferred credits consist of the following:

	2009	2008
Advance billings	P. 2,497,110	P. 3,412,003
Advances from services (IRU)	6,265,892	-
Advances from subscribers and others	722,922	597,736
Total	9,485,924	4,009,739

Less: Short-term deferred credits	4,494,451	4,009,739
Long-term deferred credits	P. 4,991,473	P. -

12. Accounts payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities at December 31, 2009 and 2008 is as follows:

	2009	2008
Suppliers	P. 11,519,806	P. 11,312,769
Accruals for contingencies	1,979,784	1,969,999
Derivative financial instruments (Note 10)	1,094,223	-
Sundry creditors	125,436	74,596
Link-up services	418,032	437,036
Accrued interest	274,412	236,628
Other	554,980	151,691
	P. 15,966,673	P. 14,182,719

Changes in the Company’s principal accruals for contingencies during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Balance at beginning of year	P. 1,969,999	P. 5,399,516	P. 8,386,396
Increase through charge to expenses	814,278	354,137	350,832
Payments	(1,390,565)	(3,466,215)	(2,941,183)
Translation effects	586,072	(317,439)	(396,529)
Balance at end of year	P. 1,979,784	P. 1,969,999	P. 5,399,516

13. Foreign Currency Position and Transactions

At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency (in millions)
	2009	Exchange rate at December 31, 2009	2008	Exchange rate at December 31, 2008
Assets:
U.S. dollars	194	P. 13.06	234	P. 13.54
Argentinean peso	171	3.44	247	3.92
Brazilian real	4,289	7.50	4,107	5.79
Chilean peso	45,282	0.03	60,172	0.02
Colombian peso	287,209	0.01	144,363	0.01
Peruvian sol	189	4.52	350	4.31

Liabilities:
U.S. dollars	1,165	P. 13.06	1,312	P. 13.54
Argentinean peso	172	3.44	182	3.92
Brazilian real	3,687	7.50	2,516	5.79
Chilean peso	64,797	0.03	51,031	0.02
Colombian peso	469,644	0.01	355,663	0.01
Peruvian sol	148	4.52	99	4.31

At March 23, 2010, the exchange rates are as follows:

Currency	Exchange rate

U.S. dollars	P. 12.58
Argentinean peso	3.26
Brazilian real	6.98
Chilean peso	0.02
Colombian peso	0.01
Peruvian sol	4.43
Euro	17.02

14. Employee Benefits

a) Short-term

An analysis of short-term employee benefits at December 31, 2009 and 2008 is as follows:

	2009	2008
Vacation accrual	P. 665,930	P. 544,011
Sundry contractual benefits	668,776	492,811
Other employee benefits	187,599	187,006
Total	P. 1,522,305	P. 1,223,828

b) Long-term

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers substantially all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities (assets) recorded at December 31, 2009 and 2008 for such plans are as follows:

	2009	2008
Defined-benefit pension plan (DBP)	P. (531,903)	P. (169,498)
Medical assistance plan (MAP)	2,871,369	1,973,695
Defined-contribution plan (DCP)	435,173	477,763
Total	P. 2,774,639	P. 2,281,960

DBP is determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds for these labor obligations through Fundação Embratel de Seguridade Social - Telos, an independent entity that manages these types of funds.

Unrecognized gains and losses are being amortized over a period of 14 years, the estimated average remaining working lifetime of the Company’s employees.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
	DBP	MAP	DBP	MAP	DBP	MAP
Labor cost	P. 195	P. 135	P. 382	P. 52	P. 368	P. 49
Financial cost of benefit obligation	1,016,279	322,635	701,779	243,232	749,691	256,807
Expected return on plan assets	(1,235,739)	(11,475)	(876,485)	(16,614)	(849,446)	(26,121)
Amortization of (gains) losses	(92,893)	4,905	(43,494)	7,207	(9,447)	10,828
Net period (benefit) cost	P. (312,158)	P. 316,200	P. (217,818)	P. 233,877	P. (108,834)	P. 241,563

A summary of the defined-benefit plan and medical assistance plan obligation at December 31, 2009 and 2008 is as follows:

	2009		2008
	DBP	MAP	DBP	MAP
Present value of labor obligations:
Vested benefit obligation	P. 9,385,959	P. 3,173,777	P. 7,598,503	P. 2,365,848
Defined benefit obligation	P. 9,385,959	P. 3,173,777	P. 7,598,503	P. 2,365,848

An analysis of changes in defined-benefit plan and medical assistance plan obligations during the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
	DBP	MAP	DBP	MAP
Defined benefit obligation at beginning of year	P. 7,598,503	P. 2,365,848	P. 7,204,148	P. 2,443,216
Labor cost	195	135	382	52
Financial cost on obligations	1,016,279	322,635	701,779	243,232
Actuarial (gain) loss	(579,422)	(73,858)	675,890	(96,535)
Payments from trust fund	(888,347)	(138,034)	(582,570)	(88,077)
Translation effects	2,238,751	697,051	(401,126)	(136,040)
Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P. 9,385,959	P. 3,173,777	P. 7,598,503	P. 2,365,848

An analysis of changes in plan assets for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
	DBP	MAP	DBP	MAP
Fair value of plan assets at beginning of year	P. 9,172,387	P. 128,408	P. 8,921,064	P. 214,975
Expected return on plan assets	1,235,739	11,475	876,485	16,614
Actuarial gain (loss)	79,281	(31,694)	453,797	(3,163)
Payments from trust fund	(888,347)	(138,034)	(582,570)	(88,077)
Contributions to fund	442	37	337	29
Translation effects	2,702,465	37,833	(496,726)	(11,970)
Fair value of plan assets at end of year	P. 12,301,967	P. 8,025	P. 9,172,387	P. 128,408

At December 31, 2009, 89% (81% in 2008) of plan assets were invested in fixed-yield securities, 7% (14% in 2008) in variable-yield securities, and the remainder in other investments.

An analysis of the net projected liability for the pension plan and medical assistance plan for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
	DBP	MAP	DBP	MAP
(Overfunding) underfunding of obligation	P. (2,916,008)	P. 3,165,752	P. (1,573,884)	P. 2,237,440
Unamortized actuarial gain (loss)	2,384,105	(294,383)	1,404,386	(263,745)
Net projected (asset) liability	P. (531,903)	P. 2,871,369	P. (169,498)	P. 1,973,695

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates	2008 Nominal rates	2007 Real rates
	%	%	%
Discount of labor obligations:
Long-term average	11.3	10.8	6.0
Salary increase:
Long-term average	4.5	4.5	-
Return on plan assets	11.3	10.8	6.0
Annual inflation:
Long-term average	4.5	4.5	-

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

Defined contribution plan

Embratel makes contributions to its defined contribution plan through Embratel Social Security Fund - Telos. Plan contributions are computed based on the salary of each employee. Participants choose their own contribution percentage (between 3% and 12% of the worker’s salary), and Embratel matches the employee’s percentage, though its contribution is capped at 8% of the participant’s salary. All employees are eligible to participate in this plan.

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Unpaid balances are adjusted monthly based on the return on the portfolio assets at that date, which is subject to a yearly increase based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2009, the balance of the DCP obligation amounted to P. 435,173 (P. 477,763 in 2008).

Pensions and seniority premiums - Mexico

Substantially all of the Company’s employees in Mexico are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund.

The transition liability, prior service cost and unrecognized actuarial gains and losses are being amortized over 5 years, which is the average remaining service period of the covered employees. The most relevant information related to employee benefits is as follows:

Analysis of net period cost

	2009	2008	2007
Labor cost	P. 19,665	P. 20,053	P. 6,784
Financing cost on projected benefit obligation	58,000	55,098	22,146
Expected return on plan assets	(52,132)	(50,236)	(18,582)
Amortization of past services	1,391	1,429	1,049
Amortization of variances in actuarial assumptions	7,688	5,679	1,253
Net period cost	P. 34,612	P. 32,023	P. 12,650

Analysis of the defined benefit obligation

	2009	2008
Actuarial present value of labor obligation:
Vested benefit obligation	P. 292,512	P. 298,174
Unvested benefit obligation	403,510	344,257
Defined benefit obligation	P. 696,022	P. 642,431

Analysis of changes in the defined benefit obligation

	2009	2008
Defined benefit obligation at beginning of year	P. 642,431	P. 367,972
Labor cost	19,665	20,053
Financial cost on defined benefit obligation	58,000	55,098
Actuarial loss	2,187	14,287
Direct payments to employees	(26,261)	(21,801)
Transfers	-	206,822
Defined benefit obligation at end of year	P. 696,022	P. 642,431

Analysis of changes in plan assets

	2009	2008
Established fund at beginning of year	P. 540,362	P. 278,279
Expected return on plan assets	52,133	50,236
Actuarial loss	(23,864)	(4,451)
Contributions to trust fund	7,948	-
Transfers	-	216,298
Established fund at end of year	P. 576,579	P. 540,362

Analysis of the net projected liability

	2009	2008
Unfunded defined benefit obligation	P. 119,443	P. 102,069
Transition liability	(4,316)	(5,536)
Unamortized actuarial loss	(114,513)	(96,139)
Net pension and seniority premium liability	P. 614	P. 394

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates	2008 Nominal rates	2007 Real rates
	%	%	%
Discount of labor obligations:
Long-term average	9.2	9.2	5.51
Salary increase:
Long-term average	4.5	4.5	0.97
Return on plan assets	9.2	9.2	5.51

Dismissals

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost

	2009	2008	2007
Labor cost	P. 299	P. 190	P. 178
Financing cost on projected benefit obligation	223	130	90
Actuarial loss	67	-	-
Amortization of past services	-	209	(72)
Net period cost	P. 589	P. 529	P. 196

Analysis of labor obligations for dismissals

	2009	2008
Defined benefit obligation	P. 3,340	P. 2,751
Net projected liability	P. 3,340	P. 2,751

A reconciliation of the recorded liability is as follows:

	2009	2008
Balance at beginning of year	P. 2,751	P. 2,222
Net period cost	589	529
Balance at end of year	P. 3,340	P. 2,751

15. Stockholders’ Equity

a) The shares of Telmex Internacional were authorized and issued pursuant to the Telmex stockholders’ meeting held on December 21, 2007, in which the split-up was approved (see Note 1a). At December 31, 2009 and 2008, capital stock is represented by 18,015 million and 18,323 million common shares issued and outstanding, respectively, with no par value, representing the Company’s fixed capital. An analysis is as follows:

	2009	2008
8,115 million Series “AA” shares	P. 10,555,469	P. 10,555,469
394 million Series “A” shares (415 in 2008)	600,472	633,651
9,506 million Series “L” shares with limited voting rights (9,793 in 2008)	5,821,701	5,983,690
Total	P. 16,977,642	P. 17,172,810

An analysis of the changes in 2009 and 2008 is as follows:

	Capital stock (1)
	Series "AA"		Series “A”		Series “L”
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Balance at December 31, 2007	8,115	P. 10,555,469	430	P. 655,799	10,815	P. 6,617,295
Cash purchase of Company’s own shares (2)			(3)	(4,937)	(1,034)	(650,816)
Conversion of shares			(12)	(17,211)	12	17,211
Balance at December 31, 2008	8,115	P. 10,555,469	415	P. 633,651	9,793	P. 5,983,690
Cash purchase of Company’s own shares			(5)	(8,131)	(303)	(187,037)
Conversion of shares			(16)	(25,048)	16	25,048
Balance at December 31, 2009	8,115	P. 10,555,469	394	P. 600,472	9,506	P. 5,821,701

(1) Number of shares in millions

(2) Includes 414 million Series “L” shares and 1 million Series “A” shares, acquired through Telmex, as explained in paragraph c) of this Note.

Each “A” share can be converted into one “L” share at the option of the holder at any time. Each “AA” share is convertible into one “L” share at the option of the holder at any time, provided that the “AA” shares do not represent less than 20% of the total capital stock. The AA shares may be owned only by holders that qualify as Mexican investors as provided in the bylaws of the Company. Series “A” common shares, which may be freely subscribed, must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock. Series “L” shares, which have limited voting rights may be freely subscribed and, in a percentage when combined with the Series “A” shares, may not exceed 80% of capital stock.

Voting rights

Each share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at any stockholders’ meeting in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares have the right to vote on the following matters:

  The transformation of Telmex Internacional from one type of entity to another;

  Any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

  Cancellation of the registration of Telmex Internacional’s shares in the securities or special sections of the Mexican National Securities Registry and in any other foreign stock exchanges in which they are registered.

On the basis of a resolution passed by Special Stockholders Meeting called for such purpose, holders of Series “L” shares shall be entitled to appoint up to two directors and their corresponding alternate directors.

For the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock would be entitled to request judicial relief against any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) At a regular meeting held on April 29, 2009, the stockholders agreed to declare a cash dividend of
P. 3,098,073, equal to P. 0.17 per outstanding share, payable in two installments on August 20 and November 5, 2009.

At a regular meeting held on July 9, 2008, the shareholders’ agreed to declare a cash dividend of
P. 2,786,482, equal to P. 0.15 per outstanding common share, payable in two installments on August 26 and November 22, 2008.

c) From the date on which Telmex Internacional was incorporated until the date the shares of Telmex Internacional and Telmex began to trade separately, Telmex continued acquiring both its own shares, which at the time represented both shares of Telmex and shares of Telmex Internacional, by an amount equivalent to
P. 3,571,744 corresponding to 414 million Series “L” shares and 1 million Series “A” shares of Telmex Internacional.

The shares acquired by Telmex in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors of Telmex were transferred by Telmex to Telmex Internacional as part of the split-up in cash and cash equivalents (inflow). Telmex Internacional then paid Telmex for the value of the shares that Telmex acquired in the name of Telmex Internacional (outflow), and the related amounts and treasury shares of both companies were adjusted accordingly. At a regular stockholders’ meeting held on July 9, 2008, the stockholders authorized P. 10,000,000 for the purchase of the Company’s own shares and as of such date, the Company initiated a program to purchase its own shares.

In addition, during 2008, the Company acquired 620.1 million Series “L” shares for Ps. 4,230,648 and 2.2 million Series “A” shares for Ps. 14,654. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

At a regular stockholders’ meeting held on April 29, 2009, the stockholders authorized an increase of
P. 5,000,000 for the purchase of the Company’s own shares.

In addition, during 2009, the Company acquired 303.4 million Series “L” shares for P. 2,448,413 and 5.3 million Series “A” shares for P. 41,487. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year approved by the stockholders must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock. At December 31, 2009, the legal reserve is P. 2,910,431 and is included in retained earnings.

e) The terms of the split-up established that neither Telmex Internacional nor Telmex would hold shares of the other. At the time of the split-up, each Telmex stockholder became an owner of the same number and class of shares in Telmex Internacional as they held in Telmex. Consequently, both companies were owned by the same stockholders.

16. Income Tax and Flat-rate Business Tax

a) The Mexican Flat-rate Business Tax (FRBT) Law was published on October 1, 2007. On January 1, 2008, the Law became effective and abolished the Asset Tax Law. This FRBT law is only applicable to income generated in Mexico.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

FRBT is payable only to the extent it exceeds income tax for the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its taxable income projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

On December 7, 2009, a decree amending the Mexican Income Tax Law for 2010 was enacted, and it became effective as of January 1, 2010. The main change applicable to the Company is related to the tax rate, which includes a temporary increase of 2% for all taxpayers. The Corporate income tax rate will increase to 30% from 2010 to 2012, decrease to 29% in 2013 and then return to 28% in 2014.

b) For the years ended December 31, 2009 , 2008 and 2007 income tax expense is as follows:

Income tax (Foreign entities):

	2009	2008	2007
Current	P. 3,564,738	P. 117,360	P. 1,139,840
Deferred	767,428	552,828	1,415,789
Total income tax of foreign entities	P. 4,332,166	P. 670,188	P. 2,555,629

Income tax (Mexican entities):

	2009	2008	2007
Current	P. 113,297	P. 328,142	P. 916,480
Deferred	(22,982)	261,003	14,654
Total income tax of Mexican entities	P. 90,315	P. 589,145	P. 931,134
Total income tax of foreign and Mexican entities	P. 4,422,481	P. 1,259,333	P. 3,486,763

c) At December 31, 2009 and 2008, the foreign entities recognized deferred taxes on the following temporary differences:

	2009	2008
Deferred tax assets:
Tax loss carryforwards	P. 6,123,064	P. 6,144,768
Accrued liabilities	3,031,827	1,795,560
Plant, property and equipment	953,821	1,481,653
Other	3,876	-
Allowances and other reserves	1,415,042	1,146,298
Valuation allowance on tax loss carryforwards and other assets	(5,081,775)	(4,070,496)
	6,445,855	6,497,783
Deferred tax liabilities:
Licenses	(347,406)	(603,051)
Other	-	(190,800)
	(347,406)	(793,851)
Deferred tax asset, net	P. 6,098,449	P. 5,703,932

d) At December 31, 2009 and 2008, the Mexican entities recognized deferred taxes on the following temporary items:

	2009	2008
Deferred tax assets
Advance billings	P. 418,716	P. 718,471
Allowance for doubtful accounts	43,886	29,174
Tax loss carryforwards	159,380	-
Plant, property and equipment	7,818	-
Accrued liabilities	31,948	6,883
	P. 661,748	P. 754,528

Deferred tax liabilities:
Deferred assets	P. -	P. (141,949)
Deferred tax liabilities	(23,871)	(6,915)
Effect of translation of investments	(7,933,535)	(2,176,811)
Plant, property and equipment	-	(1,410)
	(7,957,406)	(2,327,085)
Deferred tax liabilities net	P. (7,295,658)	P. (1,572,557)

Total Consolidated deferred tax asset, net	P. 1,197,209	P. 4,131,375

e) The income tax rates applicable in 2009 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory tax rate	Carryforward period
Mexico	28%	10 years
Brazil	34%	No expiration
Argentina	35%	5 years
Chile	17%	No expiration
Colombia	33%	No expiration
Ecuador	25%	5 years
U.S.A.	35%	10 years
Peru	30%	4 years

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of foreign subsidiaries in 2009, 2008 and 2007 was P. 13,644,749, P. 4,686,318 and P. 7,418,436, respectively. The pretax income of Mexican subsidiaries in 2009, 2008 and 2007 was P. 340,620, P. 2,203,943 and P. 3,082,005, respectively.

At December 31, 2009 and 2008, Embratel and subsidiaries have available tax loss carryforwards of
P. 10,580,422 and P. 12,292,491, respectively, and negative social contribution bases of P. 10,121,220 and
P. 11,674,340, respectively. Under Brazilian tax legislation, tax losses may be carried forward in future years and never expire; however, the tax loss carryforward applied in each year may not exceed 30% of the tax base. The tax rates applicable to the tax loss carryforwards and negative social contribution bases are 25% and 9%, respectively.

Also, at December 31, 2009 and 2008, subsidiaries of the following countries have available tax loss carryforwards that may be utilized in future years (see table above for carryforward period of each country):

	2009	2008
Chile	P. 6,643,910	P. 5,485,088
Argentina	1,000,241	1,188,338
Colombia	2,801,280	1,725,158
Ecuador	198,975	206,289

f) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes for the years ended December 31, is as follows:

	2009	2008	2007
Income before income tax	P. 13,985,369	P. 6,890,261	P. 10,500,441
Statutory Mexican income tax rate	28.0%	28.0%	28.0%
Income tax at statutory rate	3,915,903	1,929,273	2,940,123
Difference with enacted rates in Mexico	927,601	392,752	474,544
Non-taxable income	(342,338)	(164,354)	(110,731)
Other tax deductions	77,454	39,749	6,190
Tax inflation effect	(61,238)	(128,091)	(126,215)
Valuation allowance on tax loss carryforwards and other assets	-	(750,961)	139,384
Other differences	(94,901)	(59,035)	163,468
Income tax	P. 4,422,481	P. 1,259,333	P. 3,486,763
Effective income tax rate	31.6%	18.3%	33.2%

g) At December 31, 2008 and 2009, the balance of the Restated contributed capital account (CUCA) and the Net tax profit account (CUFIN) was P. 21,687,700 and P. 8,275,198, respectively. These amounts correspond to Telmex Internacional, S.A.B. de C.V. on a stand-alone basis.

17. Commitments and Contingencies

a) Commitments

At December 31, 2009, the Company has non-cancelable commitments of P. 2,065,332 (P. 3,215,137 in 2008) for the purchase of equipment, consulting and management services, and rights of exploitation for orbital positions. Payments made under purchase agreements aggregated to P. 2,232,962 in 2009 (P. 2,275,215 in 2008 and P. 181,783 in 2007).

The Company’s subsidiary Consertel conducted a split-up in December 2007, which gave rise to a new company called Integración de Servicios TMX, S.A. de C.V. that remained as a subsidiary of Telmex when the new corporation Telmex Internacional was established. A certain amount of Consertel’s obligations were transferred to Integración de Servicios TMX. Under Mexican law, if Integración de Servicios TMX defaults on any of those obligations, the claimant may assert a claim against Consertel. The Company considers the risk of assertion of any such claim to be remote.

b) Contingencies in Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s liability plus re-expression penalties and surcharges generated through July 2006 related to the Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). In 2007, Embratel settled claims totaling of P. 5,353,156, which included the State of Sao Paulo, thus resolving any disputes related to the matter in the states that implemented the benefits of this agreement.

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 52,851 at December 31, 2009 (P. 133,547 in 2008) not addressed by the agreement referred to above that are considered by the Company’s external lawyers as probable losses. Contingencies from the legal proceedings that are considered to be possible losses aggregate to P. 3,288,862 at December 31, 2009 (P. 2,489,332 in 2008).

Star One has tax contingencies of P. 8,811,473 at December 31, 2009 (P. 4,447,242 in 2008) for unpaid ICMS on internet and satellite use, which the Company considers as a possible loss; consequently, the Company has not provided for such contingencies in the financial statements.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. have total tax contingencies of P. 1,393,445 at December 31, 2009 (P. 1,056,538 in 2008), related to the contributions of PIS prior to 1995, which were offset in conformity with Brazilian tax laws. Based on the known facts and arguments and on the opinion of legal consul, only P. 53,774 at December 31, 2009 (P. 3,655 in 2008) of this contingency was considered as a probable loss and P. 1,339,672 at December 31, 2009 (P. 1,052,802 in 2008) as a possible loss.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embratel, Star One and Telmex do Brasil Ltda. have tax contingencies of P. 151,617 at December 31, 2009 (P. 110,125 in 2008) related to the payment of COFINS from 1999, considered as a probable loss, as well as P. 1,270,958 at December 31, 2009 (P. 2,297,788 in 2008), considered as a possible loss.

Other tax contingencies

Embratel, Embratel Participações, S.A., Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. The total amount of the claim status that is considered as a probable loss at December 31, 2009 is zero (P. 24,950 in 2008), and P. 5,431,938 at December 31, 2009 (P. 3,042,072 in 2008) was considered as a possible loss.

Additionally, Embratel received assessments by the Brazilian tax authorities in the form of a fine for not filing electronic files from 2001 through 2005 of P. 3,514,554 at December 31, 2009 (P. 2,714,716 in 2008), which are considered as a possible loss.

Embratel and Star One have other on-going litigation relating to the offsetting of IRPJ, PIS, COFINS, CIDE (Contribuição de Intervenção do Domínio Econômico), CSLL and IRRF on allegedly improper IRPJ and ILL (Imposto sobre lucro líquido) credits of P. 2,927,910 at December 31, 2009 (P. 2,261,570 in 2008), which are considered as a possible loss.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 1,136,216 at December 31, 2009 (P. 810,682 in 2008) has been accrued for probable unfavorable rulings.

Additionally, Embratel, Telmex do Brasil Ltda., BrasilCenter Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going litigation with claims totalling of P. 1,442,419 at December 31, 2009
(P. 1,156,670 in 2008), which are considered as a possible loss.

Other civil and labor contingencies

Embratel is party to claims filed by its telephone service customers, for which it has accrued P. 163,174 in 2009 (P. 112,784 in 2008), since such amount was considered as a probable loss, and P. 385,754 at December 31, 2009 (P. 297,708 in 2008) was considered as a possible loss.

Additionally, Embratel received a fine from Anatel of P. 2,140,676 at December 31, 2009 (P. 1,033,604 in 2008), of which P. 1,986,607 at December 31, 2009 (P. 912,473 in 2008) was considered to be a possible loss, and P. 154,069 at December 31, 2009 (P. 121,131 in 2008) was considered as a probable loss.

18. Segments

Telmex Internacional operates in various countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared based on the accounting policies described in Note 2, is as follows:

	(2009 and 2008 in millions of nominal Mexican pesos; 2007 in millions of Mexican pesos with purchasing power at December 31, 2007)
	Mexico	Brazil	Argentina	Chile	Colombia	Peru	Ecuador	U.S.A.	Eliminations	Consolidated total
December 31, 2009
Operating revenues	P. 4,690	P. 72,325	P. 2,176	P. 3,652	P. 7,441	P. 1,827	P. 243	P. 312	P. (126)	P. 92,540
Depreciation and amortization	126	8,225	468	727	1,479	342	135	24	-	11,526
Operating income	1,032	10,990	(10)	(240)	147	(67)	(276)	(524)	-	11,052
Segment assets	947	184,110	4,542	9,940	14,881	5,735	1,450	37	-	221,642
Goodwill	-	3,392	424	1,738	7,826	409	269	341	-	14,399

December 31, 2008
Operating revenues	P. 5,171	P. 59,954	P. 1,799	P. 2,380	P. 5,678	P. 1,270	P. 63	P. 300	P. (610)	P. 76,005
Depreciation and amortization	73	6,773	449	494	883	248	29	19	-	8,968
Operating income	2,015	8,303	(290)	(299)	(226)	(120)	(136)	(324)	-	8,923
Segment assets	424	135,599	4,502	6,169	11,081	4,228	1,170	34	-	163,207
Goodwill	-	1,866	438	1,436	6,374	309	230	354	-	11,007

December 31, 2007
Operating revenues	P. 5,490	P. 55,457	P. 1,445	P. 1,695	P. 2,695	P. 987	P. 29	P. 111	P. (149)	P. 67,760
Depreciation and amortization	66	6,442	263	344	434	189	17	16	-	7,771
Operating income	3,184	7,334	(37)	(149)	172	13	(23)	(164)	-	10,330
Segment assets	402	134,688	3,304	3,972	6,119	2,143	231	15	-	150,874
Goodwill	-	1,897	408	1,487	6,055	308	230	283	-	10,668

Intersegmental income by country is omitted as it is considered immaterial.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Audited Information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	26,366,915	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	758,185,575	96.13
Telmex Chile Holding S.A.	Intermediate holding company in Chile	330,461,011,301	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	10,739,258	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,001,760,710,229	98.06
Telmex Colombia S. A. (before Telmex Hogar, S.A.)	Provider of telecommunications services to corporate customers in Colombia	39,398,789	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	150,280,949	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	100	100.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,745,851	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	9,230,876	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	120,229	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Audited Information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)

				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.67 (*)	5,651,398	16,567,698
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	152,096
Others					44,527

TOTAL INVESTMENT IN ASSOCIATES				5,899,258	16,764,321
OTHER PERMANENT INVESTMENTS					2,243
T O T A L				5,899,258	16,766,564

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Audited Information

Consolidated

Final printing

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Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.28								1,119,317	1,119,317	559,659	0	0
CAF Santander (2)	Y	07/07/2006	05/07/2011	1.52								684,276	684,276	0	0	0
EDC (2)	Y	21/11/2006	14/11/2011	1.33								326,468	326,468	0	0	0
BNP Paribas - Star One (3)	Y	13/08/2003	28/11/2013	4.01								680,217	680,217	680,218	501,636	0
Eximbank (3)	Y	25/11/2002	21/05/2010	6.64								43,711	0	0	0	0
BNP Paribas (2)	Y	13/08/2003	28/11/2013	1.38								23,244	23,244	23,244	23,244	0
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/2006	24/09/2012	1.61								108,823	108,823	108,823	0	0
Banco IBM (3)	Y	15/12/2006	17/12/2012	6.50								97,940	97,940	97,940	0	0
Banco IBM (4)	Y	29/09/2009	29/09/2015	9.85								145,837	145,837	145,837	145,837	291,675
Societe Generale (2)	Y	04/11/2005	25/10/2010	1.78								186,553	0	0	0	0
Societe Generale (3)	Y	03/03/2003	30/08/2010	6.56								56,285	0	0	0	0
Nordic (2)	Y	24/04/2006	11/03/2014	3.00								163,234	909,446	909,446	827,828	373,106
Others (4)	Y	08/01/2009	04/01/2010	10.19								1,312,470	0	0	0	0
Others (6)	Y	22/04/2005	14/11/2012	10.50								15,742	187,496	171,871	0	0
Others (3)	Y	29/07/2009	07/11/2014	4.57								132,823	132,823	132,823	132,823	132,823
Others (3)	Y	04/11/2009	16/10/2014	4.50								11,594	42,191	67,572	67,572	48,571
Chile:
Others (3)	Y	31/05/2001	10/06/2016	4.02								264,945	419,218	59,775	1,388	3,926
Others (3)	Y	01/12/2006	21/10/2014	4.54								56,546	56,977	45,594	21,042	4,677
Others leasing (3)	Y	01/12/1999	01/07/2027	8.79								35,523	13,859	15,068	16,383	122,881
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	8.10								172,033	68,654	68,654	51,490	0
others leasing (5)	Y	01/04/2006	01/08/2014	9.12								60,080	65,212	73,503	79,065	37,311
Argentina:
Others (3)	Y	05/10/2006	17/06/2011	2.46								27,754	7,311	0	0	0
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.01								10,194	43,184	0	0	0
Others (3)	Y	22/06/2009	11/11/2013	3.32								501,807	11,067	11,067	11,067	0
Others (3)	Y	01/07/2007	11/10/2014	4.50								29,850	30,958	32,942	26,656	10,879
México:
Bancomer	N/A	16/12/2009	15/01/2010	5.69		400,000
Banamex	N/A	17/12/2009	19/01/2010	5.76		1,000,000

OTHER
TOTAL BANKS					0	1,400,000	0	0	0	0	0	6,267,266	5,174,518	3,204,036	1,906,031	1,025,849

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (3)	N/A	11/12/2009	20/01/2010	5.00		5,000,000
Stock certificates (7)	N/A	04/09/2009	30/08/2012	6.27				5,000,000
Stock certificates (7)	N/A	04/12/2009	27/11/2014	6.42						5,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	5,000,000	0	5,000,000	0	5,000,000	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				8,852,951						16,450,548
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					8,852,951	0	0	0	0	0	16,450,548	0	0	0	0	0

TOTAL					8,852,951	6,400,000	0	5,000,000	0	5,000,000	16,450,548	6,267,266	5,174,518	3,204,036	1,906,031	1,025,849

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor 3 months plus margin

  Libor 6 months plus margin

  Fixed Rate

  CDI Rate*

  DTF Rate**

  TJLP Rate***

  TIIE****

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.2506 at December 31, 2009

- Libor at 6 months in US dollars is equivalent to 0.4297 at December 31, 2009

- CDI rate* is equivalent to 8.5500 at December 31, 2009

- DTF rate** is equivalent to 4.1100 at December 31, 2009

- TJLP rate*** is equivalent to 6.0000 at December 31, 2009

- TIIE rate*** is equivalent to 4.9150 at December 31, 2009

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	965,917	13.0587

E.- Liabilities in other foreign currency are equivalent to Ps. 21,364,079 thousand Mexican pesos.

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Audited Information

Consolidated

Final printing

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	DOLARES		OTRAS MONEDAS		TOTAL
BALANZA	MILES DE	MILES DE	MILES DE	MILES DE	MILES DE
	DOLARES	PESOS	DOLARES	PESOS	PESOS

ACTIVO TOTAL	193,832	2,531,197	2,803,401	36,608,767	39,139,964

PASIVO	1,165,389	15,218,469	2,571,439	33,579,658	48,798,127
CORTO PLAZO	483,883	6,318,884	1,790,933	23,387,255	29,706,139
LARGO PLAZO	681,506	8,899,585	780,506	10,192,403	19,091,988
SALDO NETO	-971,557	-12,687,272	231,962	3,029,109	-9,658,163

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.0587
EURO	18.8136
Argentinian Peso	3.4365
Colombian Peso	0.0064
Chilean Peso	0.0258
Peruvian Sol	4.517
Brazilian Real	7.4998

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Audited Information

Consolidated

Final printing

---

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Audited Information

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2009, the Company has complied with such restrictive covenants.

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Audited Information

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Audited Information

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

Audited Information

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	4,930,218
OTHERS	0	1,107,998
FOREIGN SALES
LOCAL SERVICE	0	15,255,365
LONG DISTANCE SERVICES	0	34,876,488
INTERCONNECTION	0	1,252,956
CORPORATE NETWORKS	0	21,744,480
INTERNET	0	8,017,708
TV DE CABLE	0	5,354,872
TOTAL		92,540,085

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Audited Information

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	15,255,365
LONG DISTANCE SERVICE	0	34,876,488
INTERCONNECTION	0	1,252,956
CORPORATE NETWORKS	0	21,744,480
INTERNET	0	8,017,708
OTHERS	0	5,354,872
TOTAL		86,501,869

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Audited Information

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	394,126,591	0	0	394,126,591	3,225	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,505,628,887	0	0	9,505,628,887	77,779	0
TOTAL			18,014,351,560	0	8,114,596,082	9,899,755,478	147,401	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,014,351,560

NOTES:
The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Audited Information

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 09 Oct-Dec	% of Advance	Amount used 2009	Budget 2009	% of Advance

LATINOAMERICA	2,069,479	30.1	8,120,485	6,885,038	117.9
EMBRATEL	2,023,909	26.0	7,697,885	7,797,248	98.7

TOTAL INVESTMENT TELMEX INTERNACIONAL	4,093,388	27.9	15,818,370	14,682,286	107.7

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Audited Information

Consolidated

Final printing

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The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated  other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Audited Information

Consolidated

Final printing

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Complementary information to TELINT’s third quarter 2009 Report (ending on September 30, 2009) requested by Official Communications No. 151/13203/2008, dated November 25, 2008 and No. 151-2/76211/2009 dated  January 20, 2009, both  issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT’s third quarter Report, at September 30, 2009, TELINT had a total debt equivalent to 31,446 million Mexican pesos, of which 14,230 million were denominated in US dollars and 17,216 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 592 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

(a)    With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company’s subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody´s and A by Standard & Poor´s.

Also, the Company’s subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company’s subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (“Balcăo Organizado de Ativos e Derivados”) standardized and duly executed by the legal representatives of the Company’s Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

Some subsidiaries which include the ones in Brazil maintain the Company’s total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company’s Chief Financial Officer.

In the previously mentioned subsidiaries, derivative contracts that exceed 50 million R$ (28.11 million US dollars) must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

 Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s and the subsidiaries’ cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

For the three quarters of 2009, we have recognized an accumulated net loss of 1,307 million Mexican pesos as a result of foreign exchange rate hedges.

To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since hey are carried out for hedging purposes.

TABLE I
Summary of Derivative Instruments In thousands, December 31 2009
Derivative Type	Purpose of hedge	Notional Amount		Underlying Asset Value Reference Variable		Reasonable Value		Amount of Maturities per year	Colateral/ Lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous
Exchange rate hedges (principal & interest)
Cross Currency Swap	Hedge USD x CDI	USD 530,238	USD 665,938	CDI 8.55% Exchange rate 7.4998	CDI 8.59% Exchange rate 7.5947	MXN (1,103,884)	MXN (1,169,164)	12,6 months	N/A
Cross Currency Swap	Hedge CDI x USD	USD 2,155	USD 73,717	Exchange rate 7.4998 CDI 8.55%	Exchange rate 7.5947 CDI 8.59%	MXN 9,661	MXN 279,523	1,9 months	N/A
Total		528,083	592,221			(1,094,222)	(889,641)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Audited Information

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Audited Information

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	BOWLING
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ ____ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Fourth Quarter 2009 (audited information).